Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167412

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 11, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 9, 2010

12,500,000 Shares

Allscripts Healthcare Solutions, Inc.

Common Stock

The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “MDRX”. The last reported closing price on November 11, 2010 was $18.21 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-7. You should also consider the risk factors described in the documents we incorporate by reference.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Barclays Capital

The date of this prospectus supplement is                     , 2010.

Prospectus Supplement

Prospectus

You should rely only on the information contained in this document, or to which we have referred you. We and the selling stockholders have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. This prospectus supplement contains specific information about us as well as the selling stockholders and the terms on which they are offering and selling shares of our common stock. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the prospectus, the statements made in the prospectus will be deemed modified or superseded by those made in this prospectus supplement. Before you purchase shares of our common stock, you should carefully read this prospectus supplement, the accompanying prospectus and the registration statement, together with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein) contain forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including those discussed under the caption “Risk Factors.” We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and management’s expectations, beliefs, intentions, plans or projections relating to the future and some of these statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “seeks,” “future,” “continue,” “contemplate,” “would,” “will,” “may,” “should,” and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans, opportunities or intentions. As a result, actual results, performance or achievements may vary materially from those anticipated by the forward-looking statements.

Among the factors that could cause actual results, performance or achievements to differ materially from those indicated by such forward-looking statements are:

•	the risk that we will not achieve the strategic benefits of the Eclipsys Merger;

•	the possibility that the expected synergies and cost savings of the Eclipsys Merger will not be realized, or will not be realized within the expected time period;

•	the risk that our business will not be integrated successfully with the business of Eclipsys;

•	disruption from the merger and related transactions making it more difficult to maintain business relationships with customers, partners and others;

•	competition within the industries in which we operate;

•

failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act, which could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace;

•

unexpected requirements to achieve interoperability certification pursuant to The Certification Commission for Health Information Technology, which could result in increased development and other costs for us;

•	the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that our products will not achieve or sustain market acceptance;

•	the timing, cost and success or failure of new product and service introductions, development and product upgrade releases;

•	competitive pressures including product offerings, pricing and promotional activities;

•	errors or similar problems in our software products;

•	the outcome of any legal proceeding that has been or may be instituted against us and others;

•

compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of our software by the U.S. Food and Drug Administration;

•	the possibility of product-related liabilities;

•	our ability to attract and retain qualified personnel;

•	the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009;

•	maintaining our intellectual property rights and litigation involving intellectual property rights;

•	legislative, regulatory and economic developments;

•	risks related to third-party suppliers and our ability to obtain, use or successfully integrate third-party licensed technology;

•	breach of our security by third parties; and

•	those factors discussed in “Risk Factors” in our periodic filings with the Securities and Exchange Commission.

We make these statements under the protection afforded by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because forward-looking statements are subject to assumptions and uncertainties, actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date such statements are made. Except to the extent required by applicable law or regulation, Allscripts undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

You are urged to carefully review the disclosures we make concerning the risks, uncertainties and assumptions that may affect our business and operating results, including, but not limited to, the risks, uncertainties and assumptions set forth in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q under the captions “Risk Factors,” “Business,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and any of those made in our other reports filed with the SEC, as well as in the section entitled “Risk Factors” in this prospectus supplement. Please consider our forward-looking statements in light of those risks, uncertainties and assumptions as you read this prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Before making an investment decision, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, the “Risk Factors” section included in this prospectus supplement and our periodic filings with the SEC incorporated by reference herein, and the financial statements and related notes incorporated by reference herein. Unless this prospectus supplement indicates otherwise or the context otherwise requires (i) the terms “we,” “our,” “us,” “Allscripts” and “the Company” refer to Allscripts Healthcare Solutions, Inc. and its consolidated subsidiaries, (ii) the term “Eclipsys” refers to Eclipsys Corporation, (iii) the term “Misys” refers to Misys plc and (iv) references to the “Eclipsys Merger” mean our recently completed merger with Eclipsys described herein.

Allscripts is a leading provider of clinical, financial, connectivity and information solutions and related professional services that empower hospitals, physicians and post-acute organizations to deliver world-class outcomes. Our businesses provide innovative solutions that inform physicians and other healthcare professionals with just-right, just-in-time information, connect them to each other and to the entire community of care, and transform healthcare, improving both the quality and efficiency of care. We provide various clinical software applications for hospitals, physician practices and post-acute organizations, including acute care and ambulatory Electronic Health Records (EHR), physician practice management, revenue cycle management for hospitals and physicians, clearinghouse services, electronic prescribing, stand-alone Emergency Department Information System (EDIS) (in addition to our EDIS integrated, hospital care management and discharge management solutions, document imaging solutions), and a variety of solutions for home care and other post-acute organizations.

On August 24, 2010, we completed our acquisition of Eclipsys, an enterprise provider of solutions and services to hospitals and clinicians. As a result of the Eclipsys Merger, we significantly expanded our client base and our portfolio of software solutions. With a client base of 180,000 physicians, 1,500 hospitals and 10,000 post-acute organizations, our footprint will enable us to connect providers and patients wherever care is delivered—in the hospital, in small or large physician practices, in extended care facilities or in the patient’s home.

Business Overview

Our ambulatory solutions for physician practices include our Enterprise solution for large physician practices and Integrated Delivery Networks; our Professional solution for mid-size primary care and single specialty practices; our PeakPractice solution designed for the same market; and the Allscripts MyWay solution for smaller or independent physician practices. Our award-winning EHR solutions are designed to enhance physician productivity using tablet PCs, wireless handheld devices and smartphones, or desktop workstations for the purpose of automating the most common physician activities, including prescribing, dictating, ordering lab tests and viewing results, documenting clinical encounters and capturing charges, among others. Our electronic prescribing solutions include a Web-based stand-alone solution offered free-of-charge to any licensed prescriber, and solutions that are integrated into each of our EHRs.

Our practice management solutions combine scheduling and revenue cycle management tools in a single package with functionality including rules-based appointment scheduling, multi-resource and recurring appointment features, referral and eligibility indicators, and appointment and claims management. Our Web-based clearinghouse solutions are available on a stand-alone basis or integrated into our practice management solutions.

Our acute solutions for hospitals and health systems include integrated enterprise solutions that provide clinical, revenue cycle and performance management software for use by physicians, nurses and other members across a healthcare organization’s team. Sunrise Enterprise is the Allscripts software family of solutions, including the following clinical, access, financial and departmental solutions: 1) Sunrise Clinical Manager, which includes the major integrated applications Sunrise Acute Care Sunrise Ambulatory Care, Sunrise Critical Care, Sunrise Emergency Care and Sunrise Pharmacy, in addition to related modules and capabilities, such as Knowledge-Based Charting, Knowledge-Based Medication Administration and others. Sunrise Clinical Manager enables a physician or other authorized clinician to view patient data and conduct computerized physician order entry (CPOE) quickly at the point of care, from virtually any other point in the enterprise or through secure remote access, providing evidence-based clinical decision support at the time of order entry; 2) Sunrise Access Manager, which shares the Sunrise Clinical Manager platform and health data repository and includes Sunrise Enterprise Scheduling and Sunrise Enterprise Registration, enabling healthcare providers to identify a patient at any time within a healthcare organization and to collect and maintain patient information on an enterprise-wide basis; 3) Sunrise Patient Financials, which provides centralized enterprise-wide business office capabilities that help healthcare organizations improve financial workflows and more effectively manage their patient billing, accounts receivable, and contract management functions, helping to reduce costs for this important function and maximize and accelerate appropriate reimbursements from patients and other parties.

Our acute solutions also include the Enterprise Performance Management solution suite, a grouping of our executive tools that support direct patient care-related activities, as well as operational performance management. Allscripts solutions focus on three critical areas for healthcare performance management: financial decision support; hospital patient flow and throughput; and clinical analytics. These solutions bring together integrated data from across the enterprise to analyze dependencies, trends and patterns, bottlenecks and areas of concern from a high level, down to the individual patient, clinician or resource. The Enterprise Performance Management Suite includes: 1) Sunrise EPSi , a fully integrated, Web-based solution that provides integrated analytics, budgeting and knowledge-based decision support designed to bring together all the major components of financial management—strategic planning, product line budgeting, cost accounting, and operational and capital budgeting—to plan more effectively and accurately for the future and address the financial challenges facing healthcare organizations today; 2) Sunrise Patient Flow, which gives hospitals effective management and visibility of patients’ movements throughout the enterprise enabling hospital management to identify bottlenecks and operational constraints and better coordinate resources to optimize patient flow; 3) Sunrise Clinical Analytics, an advanced clinical business intelligence solution that enables organizations to effectively track and measure clinical performance and identify how clinician actions impact outcomes, helping organizations to monitor and improve performance related to core measures, hospital-acquired complications and other quality initiatives.

Other clinical and ancillary solutions for the acute market include Sunrise Record Manager, a health information management (HIM) solution that automates the workflow associated with the collection, maintenance and distribution of information to maximize EHR benefits, helping hospitals better meet regulatory reporting requirements; Sunrise Laboratory, which helps high-volume hospital laboratories improve operational performance by automating laboratory workflow from end to end, with decision-making and reporting driven by real-time clinical information; and Sunrise Radiology, a comprehensive radiology information system, and the Sunrise PACS picture archiving and communications system (the latter powered by Sectra), which can be implemented together, separately, or as part of an image-enabled clinical information system to deliver imaging data as an integrated part of the overall patient record accessible using any Sunrise Enterprise-enabled device.

Our acute solutions also include offerings for hospitals that are seeking EDIS and care management solutions, as well as post-acute facilities such as home health providers, hospices and skilled nursing facilities. Allscripts ED is an EDIS that electronically streamlines processes for hospital Emergency Departments, including tracking, triage, nurse and physician charting, disposition and reporting. EmSTAT, a legacy EDIS product, offers similar functionality for streamlining the Emergency Department care process in small hospitals. Allscripts Care Management is a Web-based solution that streamlines and speeds the patient care management process by automating utilization, case, discharge and quality management processes relating to patient hospital visits. Allscripts Post Acute solutions include: Referral Management, Referral Management Plus, and Allscripts Mobile. These solutions streamline the transition of care process between hospitals and post-acute care facilities. Our solution for home health providers is an integrated system that combines business, clinical, and scheduling features into a single package, providing home health, hospice, and private duty organizations with a user friendly product that enables staff to work more effectively both inside and outside the office.

Related to the implementation and use of our software, we also offer 1) professional services, 2) remote hosting, and 3) information technology outsourcing of software from Allscripts and from a number of third-parties. Our professional services are associated with the implementation of our software, the conversion and integration of clients’ historical data into our software and systems, ongoing training and support in the use of our software, and consulting services to help clients improve their operations. The Allscripts Speed to Value methodology helps our clients quickly achieve value from their investment in Allscripts solutions through accelerated software installation and systems configuration. Our remote hosting services help our clients manage their complex healthcare IT solutions infrastructure while freeing up physical space, resources and costs associated with maintaining computer servers and deploying client-based applications on-site. Under this offering, we assume responsibility for processing Allscripts and/or non-Allscripts applications for our clients using equipment and personnel at our facilities. Other remote services, such as remote monitoring and remote help desk, are also offered. Software installation, upgrades and patches and network configuration and repairs are handled by Allscripts IT professionals behind the scenes, so hospital IT departments can focus on more strategic initiatives. Our information technology outsourcing provides full, partial or transitional IT outsourcing services to our clients. This service allows healthcare organizations to concentrate on their core mission while leveraging our knowledge of healthcare processes and proven healthcare IT methodologies to build and manage an IT infrastructure that helps organizations derive value from their technology investments. We assume partial to total responsibility for a healthcare organization’s IT operations using our employees and assets. These services may also include facilities management, remote hosting and/or other remote services to help our clients to minimize the capital investment involved in staffing and maintaining its IT operations.

The Offering

Issuer	Allscripts Healthcare Solutions, Inc.

Common stock offered by the selling stockholders	12,500,000 shares

Common stock outstanding before and after this offering	187,103,261 shares(1)

Common stock to be held by the selling stockholders after this offering	6,505,621 shares

Dividends	On October 17, 2008, we paid a special cash dividend of $5.23 per share in connection with the acquisition of a controlling interest in us by Misys. Other than this special cash dividend, we have never declared nor paid cash dividends on our common stock and have no current intention to do so in the foreseeable future. We review our dividend policy periodically and the declaration of any future dividends will be at the discretion of our board of directors and will depend upon our earnings, financial condition, current and anticipated cash needs, contractual restrictions, including the restrictive covenant contained in our senior secured credit facility, restrictions imposed by applicable law and other factors that our board of directors deems relevant. See “Price Range of Our Common Stock and Dividend Policy” in this prospectus supplement.

Use of proceeds	We will not receive any proceeds from any sale of common stock by the selling stockholders. See “Use of Proceeds,” “Selling Stockholders” and “Underwriting” in this prospectus supplement.

Risk factors	Investing in our common stock involves risks. Potential investors are urged to read and consider the risk factors set forth under “Risk Factors” in this prospectus supplement as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

NASDAQ symbol	MDRX

(1)	Excludes 8,787,187 million shares of common stock reserved and available for issuance pursuant to outstanding stock options (at a weighted average exercise price of $9.13 per share), and 2,690,842 million shares of common stock reserved and available for issuance to settle outstanding restricted stock units.

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the following risk factors and other information contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in each, as well as under the heading “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended May 31, 2010, before making an investment decision.

Risks Related to the Eclipsys Merger

We may be unable to successfully integrate Eclipsys’ business with our business and realize the anticipated benefits of the Eclipsys Merger.

The success of the Eclipsys Merger will depend, in part, on the ability to realize the anticipated synergies, growth opportunities and cost savings from integrating Eclipsys’ business with our business. The integration of two independent companies is a complex, costly and time-consuming process and involves numerous risks, including difficulties in the assimilation of operations, services, products and personnel, the diversion of management’s attention from other business concerns, the entry into markets in which we or Eclipsys have little or no direct prior experience, the potential loss of our key employees or Eclipsys’ key employees, and the potential inability to maintain the goodwill of existing clients. The difficulties of combining the operations of the companies include, among other factors:

•	managing a significantly larger company;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	integrating two unique business cultures, which may prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters;

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

•	preserving customer, supplier, research and development, distribution, marketing, promotion and other important relationships;

•	commercializing products under development and increasing revenues from existing marketed products;

•	coordinating geographically separated organizations, systems and facilities, including complexities associated with managing the combined businesses with separate locations;

•	combining the sales force territories and competencies associated with the sale of products and services presently sold or provided by us or Eclipsys;

•	integrating personnel from different companies while maintaining focus on providing consistent, high-quality products and customer service and attractive to prospective customers;

•	integrating complex technologies, solutions and products from different companies in a manner that is seamless to customers;

•	unforeseen expenses or delays associated with the Eclipsys Merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the Eclipsys Merger.

If management is unable to combine successfully our business and the business of Eclipsys in a manner that permits us to achieve the cost savings and operating synergies anticipated to result from the Eclipsys Merger, such anticipated benefits of the Eclipsys Merger may not be realized fully or at all or may take longer to realize than expected. Any of the above difficulties could adversely affect our ability to maintain relationships with customers, partners, suppliers and employees or our ability to achieve the anticipated benefits of the Eclipsys Merger, or could reduce our earnings or otherwise adversely affect our business and financial results.

To be successful, we must retain and motivate key employees, and failure to do so could seriously harm us.

To be successful, we must retain and motivate executives and other key employees. Our employees may experience uncertainty about their future roles with us until or after strategies are announced or executed. These circumstances may adversely affect our ability to retain key personnel. We and Eclipsys have implemented retention plans to retain and motivate executives and other key employees which will increase the cost of the Eclipsys Merger. We also must continue to motivate employees and keep them focused on our strategies and goals, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating our business and Eclipsys’ business. If we are unable to retain executives and other key employees, the roles and responsibilities of such executive officers and employees will need to be filled either by existing or new officers and employees, which may require us to devote time and resources to identifying, hiring and integrating replacements for the departed executives that could otherwise be used to integrate our business and Eclipsys’ business or otherwise pursue business opportunities.

If we are unable to manage our growth, our business and financial results could suffer.

Our future financial results will depend in part on our ability to profitably manage our core businesses, including any growth that we may be able to achieve. Over the past several years, both we and Eclipsys have engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, we will need to, among other things, recruit, train, retain and effectively manage employees and expand our operations and financial control systems. If we are unable to manage our businesses effectively and profitably, our business and financial results could suffer.

Loss of revenue from large clients could have a significant negative impact on our results of operations and overall financial condition.

During the fiscal year ended December 31, 2009, approximately 42% of Eclipsys’ revenues were attributable to its 20 largest clients and one client represented 13.2% of its revenues. In addition, approximately 49% of Eclipsys’ accounts receivable as of December 31, 2009 were attributable to 20 clients. Loss of revenue from significant clients or failure to collect accounts receivable, whether as a result of client payment default, contract termination, or other factors could have a significant negative impact on our results of operation and overall financial condition. Client contracts can change or terminate early for a variety of reasons. Change of control, financial issues, declining general economic conditions or other changes in client circumstances may cause us or the client to seek to modify or terminate a contract.

As a result of the completion of the Eclipsys Merger, we will incur significant additional expenses in connection with the integration of the two businesses.

During the nine months ended September 30, 2010, we incurred expenses of approximately $46.3 million in the Eclipsys Merger, which includes approximately $14.9 million in charges incurred by pre-merger Eclipsys. As we work to integrate the business, we expect to incur significant additional expenses relating to the integration of personnel, geographically diverse operations, information technology systems, accounting systems, customers, and strategic partners of each company and the implementation of consistent standards, policies, and procedures, and we may be subject to possibly material write downs in assets and charges to earnings, which are expected to include severance pay and other costs. The integration process will be long-term and will continue to create significant expenses.

The pro forma financial statements incorporated by reference in this prospectus supplement are provided for illustrative purposes only and may not be an indication of our results of operations following the Eclipsys Merger.

The pro forma financial statements incorporated by reference in this prospectus supplement are provided for illustrative purposes only and may not be an indication of our financial condition or results of operations following the Eclipsys Merger for several reasons. For example, the pro forma financial statements were derived from our historical financial statements and Eclipsys’ historical financial statements, and certain adjustments and assumptions have been made regarding the Eclipsys Merger and certain related transactions. The information upon which these adjustments and assumptions were made was preliminary, and such adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that were incurred by us in connection with the Eclipsys Merger. For example, the impact of any incremental costs incurred in integrating the businesses of the two companies is not reflected in the pro forma financial statements. As a result, our actual financial condition and results of operations following the Eclipsys Merger may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect our financial condition or results of operations. Any potential decline in our financial condition or results of operations may cause significant variations in our stock price. Finally, although certain supplemental pro forma financial data is presented in our recent Quarterly Report on Form 10-Q, our pro forma results of operations have not been updated through the interim period presented on the same basis.

Pending litigation against us could result in the payment of damages and/or may adversely affect our business, financial condition or results of operations.

In connection with the Eclipsys Merger, purported stockholders of Eclipsys have filed putative stockholder class action lawsuits against Eclipsys and its directors, us and Arsenal Merger Corp. The lawsuits allege, among other things, that the Eclipsys directors breached their fiduciary duties and that Eclipsys aided and abetted those breaches. Certain lawsuits also allege facts concerning the proposed secondary public offering of certain Allscripts shares owned by Misys and the buyback by Allscripts of certain shares owned by Misys. Certain lawsuits also contain allegations that the joint proxy statement/prospectus/information statement on Form S-4 related to the Eclipsys Merger is materially misleading in certain respects including the omission of information concerning certain financial projections and whether or how the parties and their financial advisors have accounted for certain proceeds to be paid to Misys in the stock buy back. Certain lawsuits also allege that Allscripts aided and abetted such alleged breaches of fiduciary duties by the directors of Eclipsys. Based on these allegations, the lawsuits seek, among other relief, rescission of the merger or damages. They also purport to seek recovery of the costs of the action, including reasonable attorneys’ fees. The outcome of any such litigation is inherently uncertain. We may incur substantial defense costs and expenses. The outcome may adversely affect our business, financial condition or results of operations.

Risks Related to this Offering

The sale of our common stock by Misys could cause our common stock price to decline.

The selling stockholders are selling 12.5 million shares of our common stock in this offering, which equals approximately 6.7% of our outstanding common stock at the time of such sale. As a result of such offering, the market price for our common stock could decline and it may make it more difficult for us to sell equity securities at a time and at a price we deem appropriate. In addition, any shares of our common stock held by Misys and its subsidiaries after the completion of this offering may be sold following the expiration of the lock-up agreements entered into in connection with this offering, which could result in further declines of the market price for our common stock.

Risks Related to Our Business

If physicians and hospitals do not accept our products and services, or delay in deciding whether to purchase our products and services, our business, financial condition and results of operations will be adversely affected.

Our business model depends on our ability to sell our products and services. Acceptance of our products and services requires physicians and hospitals to adopt different behavior patterns and new methods of conducting business and exchanging information. We cannot assure you that physicians and hospitals will integrate our products and services into their workflow or that participants in the healthcare market will accept our products and services as a replacement for traditional methods of conducting healthcare transactions. Achieving market acceptance for our products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the healthcare industry. If we fail to achieve broad acceptance of our products and services by physicians, hospitals and other healthcare industry participants or if we fail to position our services as a preferred method for information management and healthcare delivery, our business, financial condition and results of operations will be adversely affected.

We may not see the benefits of government programs initiated to accelerate the adoption and utilization of health information technology and to counter the effects of the current economic situation.

While government programs initiated to improve the efficiency within the health care sector and counter the effects of the current economic situation include expenditures to stimulate business and accelerate the adoption and utilization of health care technology, we cannot assure you that we will receive any of those funds. For example, the passage of the Health Information Technology for Economic and Clinical Health Act, or HITECH, under the Stimulus authorizes approximately $30 billion in expenditures, including discretionary funding, to further adoption of electronic health records. Although we believe that our service offerings will meet the requirements of the HITECH Act in order for our clients to qualify for financial incentives for implementing and using our services, there can be no certainty that any of the planned financial incentives, if made, will be made in regard to our services. We also cannot predict the speed at which physicians will adopt electronic health record systems in response to such government incentives, whether physicians will select our products and services or whether physicians will implement an electronic health record system at all. Any delay in the purchase and implementation of electronic health records systems by physicians in response to government programs, or the failure of physicians to purchase an electronic health record system, could have an adverse effect on our business, financial condition and results of operations. It is also possible that Congress will repeal or not fund HITECH or otherwise amend it in a manner that would be unfavorable to our business.

Our failure to compete successfully could cause our revenue or market share to decline.

The market for our products and services is intensely competitive and is characterized by rapidly evolving technology and product standards, technology and user needs and the frequent introduction of new products and services. Some of our competitors may be more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. Moreover, we expect that competition will continue to increase as a result of potential incentives provided by the Stimulus and consolidation in both the information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. We compete on the basis of several factors, including:

•	breadth and depth of services;

•	reputation;

•	reliability, accuracy and security;

•	client service;

•	price; and

•	industry expertise and experience.

Our clinical solutions segment’s principal competitors include athenahealth Inc., Cerner Corporation, eClinicalWorks Inc., Epic Systems Corporation, Emdeon Business Services LLC, General Electric Company, Aprima Medical Software (formerly iMedica Corporation), McKesson Corporation, Quality Systems, Inc., Sage Software, Inc., The Trizetto Group, Inc., and Wellsoft Corporation.

Our key competitors in the EDIS market include MedHost, Meditech, Picis and WellSoft. In the care management market, primary competitors include eDischarge, Maxsys Ltd., Meditech, Midas+ and ProviderLink.

There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially adversely affect our business, financial condition and results of operations.

It is difficult to predict the sales cycle and implementation schedule for our software solutions.

The duration of the sales cycle and implementation schedule for our software solutions depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer, which is difficult to predict. Our sales and marketing efforts with respect to hospitals and large health organizations generally involve a lengthy sales cycle due to these organizations’ complex decision-making processes. Additionally, in light of increased government involvement in healthcare, and related changes in the operating environment for healthcare organizations, our current and potential customers may react by curtailing or deferring investments, including those for our services. If potential customers take longer than we expect to decide whether to purchase our solutions, our selling expenses could increase and our revenues could decrease, which could harm our business, financial condition and results of operations. If customers take longer than we expect to implement our solutions, our recognition of related revenue would be delayed, which would adversely affect our business, financial condition and results of operations.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers’ requirements.

We will need to expand our operations if we successfully achieve market acceptance for our products and services. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support expansion of our operations. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. We may not be able to expand and upgrade our systems and infrastructure to accommodate these increases. Difficulties in managing any future growth, including as a result of the Eclipsys Merger, could have a significant negative impact on our business, financial condition and results of operations because we may incur unexpected expenses and be unable to meet our customers’ requirements.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees we need to support our business.

Our ability to provide high-quality services to our clients depends in large part upon our employees’ experience and expertise. We must attract and retain highly qualified personnel with a deep understanding of the healthcare and health information technology industries. We compete with a number of companies for experienced personnel and many of these companies, including clients and competitors, have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to clients and competitors who may seek to recruit them and increases the costs of replacing them. If we fail to retain our employees, the quality of our services could diminish and this could have a material adverse effect on our business, financial condition and results of operations.

If we lose the services of our key personnel, we may be unable to replace them, and our business, financial condition and results of operations could be adversely affected.

Our success largely depends on the continued skills, experience, efforts and policies of our management and other key personnel and our ability to continue to attract, motivate and retain highly qualified employees. In particular, the services of Glen E. Tullman, our Chief Executive Officer, are integral to the execution of our business strategy. If one or more of our key employees leaves our employment, we will have to find a replacement with the attributes necessary to execute our strategy. The head of our sales team has recently provided notice of his resignation from our company and we are currently looking for a replacement for the general counsel. Because competition for skilled employees is intense, and the process of finding qualified individuals can be lengthy and expensive, we believe that the loss of the services of key personnel could adversely affect our business, financial condition and results of operations. We cannot assure you that we will continue to retain such personnel. We do not maintain keyman insurance for any of our key employees.

If we are unable to successfully introduce new products or services or fail to keep pace with advances in technology, our business, financial condition and results of operations will be adversely affected.

The successful implementation of our business model depends on our ability to adapt to evolving technologies and industry standards and introduce new products and services. We cannot assure you that we will be able to introduce new products on schedule, or at all, or that such products will achieve market acceptance. Moreover, competitors may develop competitive products that could adversely affect our results of operations. A failure by us to introduce planned products or other new products or to introduce these products on schedule could have an adverse effect on our business, financial condition and results of operations.

If we cannot adapt to changing technologies, our products and services may become obsolete, and our business could suffer. Because the health information technology market is characterized by rapid technological change, we may be unable to anticipate changes in our current and potential customers’ requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards, and, as a result, our business could suffer.

Our business depends in part on and will continue to depend in part on our ability to establish and maintain additional strategic relationships.

To be successful, we must continue to maintain our existing strategic relationships and establish additional strategic relationships with leaders in a number of healthcare and health information technology industry segments. This is critical to our success because we believe that these relationships contribute towards our ability to:

•	extend the reach of our products and services to a larger number of physicians and hospitals and to other participants in the healthcare industry;

•	develop and deploy new products and services;

•	further enhance the Allscripts brand; and

•	generate additional revenue and cash flows.

Entering into strategic relationships is complicated because strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to maintain or establish relationships with key participants in the healthcare industry if we conduct business with their competitors. We depend, in part, on our strategic partners’ ability to generate increased acceptance and use of our products and services. If we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business, financial condition and results of operations may suffer.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Although we do not currently contemplate any acquisitions, future acquisitions may result in dilutive issuances of equity securities, the incurrence of debt, the assumption of known and unknown liabilities, the write off of software development costs and the amortization of expenses related to intangible assets, all of which could have an adverse effect on our business, financial condition and results of operations. We have taken, and, if an impairment occurs, could take, charges against earnings in connection with acquisitions.

If our products fail to perform properly due to errors or similar problems, our business could suffer.

Complex software, such as ours, often contains defects or errors, some of which may remain undetected for a period of time. It is possible that such errors may be found after the introduction of new software or enhancements to existing software. We continually introduce new solutions and enhancements to our solutions, and, despite testing by us, it is possible that errors may occur in our software. If we detect any errors before we introduce a solution, we might have to delay deployment for an extended period of time while we address the problem. If we do not discover software errors that affect our new or current solutions or enhancements until after they are deployed, we would need to provide enhancements to correct such errors. Errors in our software could result in:

•	harm to our reputation;

•	lost sales;

•	delays in commercial releases;

•	product liability claims;

•	delays in or loss of market acceptance of our solutions;

•	license terminations or renegotiations; and

•	unexpected expenses and diversion of resources to remedy errors.

Furthermore, our customers might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our solution development efforts, impact our reputation and cause significant customer relations problems.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position may suffer.

Our business plan is predicated on our proprietary systems and technology products. Accordingly, protecting our intellectual property rights is critical to our continued success and our ability to maintain our competitive position. In addition to existing trademark, trade secret and copyright law, we protect our proprietary rights through confidentiality agreements and technical measures. We generally do not have any patents on our technology. We generally enter into non-disclosure agreements with our employees and consultants and limit access to our trade secrets and technology. Nonetheless, in some instances, third parties may have access to source-code versions of software. Furthermore, we cannot be certain that Eclipsys previously took sufficient actions to protect its proprietary information and technology from being misappropriated or becoming publicly available (whether legally or illegally) and misappropriations have occurred in the past. We also cannot be certain that Eclipsys owns or has rights to use all intellectual property used in its business or whether it has complied with the terms of the agreements by which it acquires intellectual property rights from third party. Eclipsys is and may continue to be subject to potential infringement, misappropriation or other claims or actions alleging violations of third parties’ intellectual property rights. Our use and distribution of open source software and modules in connection with our business also presents risks. Open source commonly refers to software whose source code is subject to a license allowing it to be modified, combined with other software and redistributed, subject to restrictions set forth in the license. We cannot be certain that, under the terms of those licenses, our software will not become publicly available or that we will be found to be in material compliance with such agreements. We cannot assure you that the steps we have taken have and will continue to prevent misappropriation of our technology and misappropriations of our intellectual property have occurred in the past. Misappropriation of our intellectual property could have an adverse effect on our competitive position. In addition, we may have to engage in litigation in the future to enforce or protect our intellectual property rights or to defend against claims of infringement, misappropriation or other violations of third-party intellectual property rights. We may incur substantial costs and the diversion of management’s time and attention as a result and an adverse decision could have a negative impact on our business.

If we are deemed to infringe, misappropriate or violate the proprietary rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services.

We are and may continue to be subject to intellectual property infringement, misappropriation or other intellectual property violation claims as our applications’ functionality overlaps with competitive products and third parties may claim that we do not own or have rights to use all intellectual property rights used in the conduct of our business. We do not believe that we have infringed or are infringing on any valid or enforceable proprietary rights of third parties. However, claims are occasionally asserted against us, and we cannot assure you that infringement, misappropriation or claims alleging intellectual property violations will not be asserted against us in the future. Also, we cannot assure you that any such claims will be unsuccessful. We could incur substantial costs and diversion of management resources defending any such claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all. Such claims also might require indemnification of our clients at significant expense.

On September 8, 2008, Pegasus Imaging Corporation (“Pegasus”) filed a lawsuit against us and Allscripts, LLC, in the United States District Court for the Middle District of Florida. Pegasus’ claims against us include breach of license agreement, copyright infringement, misappropriation of trade secrets, unfair trade practices and unfair competition based on our allegedly unauthorized use of a software development toolkit related to barcode recognition. Following substantial further pretrial proceedings before the Court and a subsequent mediation session, the parties agreed to submit this dispute to binding arbitration, and in connection therewith, we and Pegasus entered into a partial settlement agreement pursuant to which we paid Pegasus $2,000,000 for a nine-year new license agreement for several Pegasus products. The arbitration began on July 26, 2010 and concluded on August 17, 2010. On August 26, 2010, the arbitrator awarded Pegasus $2,999,000 in damages and legal interest which was offset by the $2,000,000 license fee payment, resulting in an additional payment by us of $999,000.

On September 14, 2010, Pegasus filed a lawsuit against us and AllscriptsMisys, LLC (which changed its name to Allscripts Healthcare, LLC) in the Circuit Court of the Thirteenth Judicial Circuit of the State of Florida in and for Hillsborough County, Florida. The lawsuit also named former officers Jeffrey Amrein and John Reinhart, as well as two now-defunct Florida corporations which formerly did business with us, as co-defendants.

Prior to serving the complaint, Pegasus filed an amended complaint dropping two of the claims that had been asserted. The amended complaint asserts causes of action against defendants for fraudulent misrepresentations, negligent misrepresentations, and deceptive and unfair trade practices under Florida law, arising from a license agreement entered into by Advanced Imaging Concepts, Inc. in November 2002. Defendants have moved for an extension of time to respond to the amended complaint, and have moved to transfer the case to the special court for complex business litigation that resides in Hillsborough County, Florida.

The outcome of any legal proceeding that has been or may be instituted against us could result in the payment of damages and/or may adversely affect our business, financial condition or results of operations.

We are subject to various claims, other pending and potential legal actions for damages and other matters arising in the normal conduct of our business. The outcome of any such litigation is inherently uncertain and we may incur substantial defense costs and expenses. The outcome of any such may also adversely affect our business, financial condition or results of operations.

On August 4, 2009, a lawsuit was filed in the United States District Court for the Northern District of Illinois against us, Glen Tullman and William Davis by the Plumbers and Pipefitters Local Union No. 630 Pension-Annuity Trust Fund on behalf of a purported class consisting of stockholders who purchased our common stock between May 8, 2007 and February 13, 2008. On October 13, 2009, David Robb was appointed lead plaintiff, and on November 25, 2009, an amended complaint was filed containing allegations that we, Tullman and Davis made materially false and misleading statements and/or omissions in connection with the release of TouchWorks EHR, Version 11. On January 11, 2010, we filed a motion to dismiss the lawsuit. On April 13, 2010, the court granted our motion to dismiss on the grounds that plaintiffs failed to sufficiently describe the confidential sources upon which the allegations in the amended complaint were based. On May 12, 2010, the court granted plaintiffs leave to replead. On May 14, 2010, plaintiffs filed a second amended complaint, which attributed certain allegations to four different confidential witnesses, but made no other substantive changes. On June 11, 2010, we filed a motion to dismiss the second amended complaint. The motion is fully briefed and awaiting ruling.

On April 22, 2009, Doctors Administrative Solutions, LLC (“DAS”), a former reseller of Misys MyWay software, filed a lawsuit against Allscripts, LLC in state court in Tampa, Florida alleging breach of warranty, breach of contract, and tortious interference with prospective business relationships. Allscripts, LLC removed the case to the United States District Court for the Middle District of Florida, after which DAS filed an amended complaint adding additional claims for breach of contract, specific performance, and declaratory judgment, and seeking damages and injunctive relief. The Company answered and counterclaimed against DAS for breaches of contract and trademark infringement. The case is currently scheduled for a bench trial in April 2011.

If our content and service providers fail to perform adequately, or to comply with laws, regulations or contractual covenants, our reputation and our business, financial condition and results of operations could be adversely affected.

We depend on independent content and service providers for communications and information services and for many of the benefits we provide through our software applications and services, including the maintenance of managed care pharmacy guidelines, drug interaction reviews, the routing of transaction data to third-party payers and the hosting of our applications. Our ability to rely on these services could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants, or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses and similar disruptive problems, fire, flood and natural disasters. Any such failure or event could adversely affect our relationships with our customers and damage our reputation. This would adversely affect our business, financial condition and results of operations. In addition, we may have no means of replacing content or services on a timely basis or at all if they are inadequate or in the event of a service interruption or failure.

We also rely on independent content providers for the majority of the clinical, educational and other healthcare information that we provide. In addition, we depend on our content providers to deliver high quality content from reliable sources and to continually upgrade their content in response to demand and evolving healthcare industry trends. If these parties fail to develop and maintain high quality, attractive content, the value of our brand and our business, financial condition and results of operations could be impaired.

We may be liable for use of content we provide.

We provide content for use by healthcare providers in treating patients. Third-party contractors provide us with most of this content. If this content is incorrect or incomplete, adverse consequences, including death, may occur and give rise to product liability and other claims against us. In addition, certain of our solutions provide applications that relate to patient clinical information, and a court or government agency may take the position that our delivery of health information directly, including through licensed practitioners, or delivery of information by a third party site that a consumer accesses through our websites, exposes us to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain product liability insurance coverage in an amount that we believe is sufficient for our business, we cannot assure you that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

If our security is breached, we could be subject to liability, and customers could be deterred from using our services.

Our business relies on electronic transmission of confidential patient and other information. We believe that any well-publicized compromise of our network security or a misappropriation of patient information or other data would adversely affect our reputation and would require us to devote significant financial and other resources to alleviate such problems. In addition, our existing or potential customers could be deterred from using our products and services, and we could be subject to liability and regulatory action. We could face financial loss, litigation and other liabilities to the extent that our activities or the activities of third-party contractors involve the storage and transmission of confidential information, such as patient records or credit information.

If we are unable to obtain additional financing for our future needs, our ability to respond to competitive pressures may be impaired and our business, financial condition and results of operations could be adversely affected.

We cannot be certain that additional financing will be available to us on favorable terms, or at all. If adequate financing is not available or is not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products, or respond to competitive pressures would be significantly limited.

If we are forced to reduce our prices, our business, financial condition and results of operations could suffer.

We may be subject to pricing pressures with respect to our future sales arising from various sources, including practices of managed care organizations, and government action affecting reimbursement under Medicare, Medicaid and other government health programs. Our customers and the other entities with which we have a business relationship are affected by changes in statutes, regulations and limitations in governmental spending for Medicare, Medicaid and other programs. Recent government actions and future legislative and administrative changes could limit government spending for the Medicare and Medicaid programs, limit payments to hospitals and other providers, increase emphasis on competition, impose price controls and create other programs that potentially could have an adverse effect on our customers and the other entities with which we have a business relationship. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations would be adversely affected. In addition, because cash from sales funds some of our working capital requirements, reduced profitability could require us to raise additional capital sooner than we would otherwise need.

If we incur costs exceeding our insurance coverage in lawsuits pending against us or that are brought against us in the future, it could adversely affect our business, financial condition and results of operations.

We are a defendant in lawsuits arising in the ordinary course of business. In the event we are found liable in any lawsuits filed against us, and if our insurance coverage were unavailable or inadequate to satisfy these liabilities, it could have an adverse effect on our business, financial condition and results of operations.

Our failure to license and integrate third-party technologies could harm our business.

We depend upon licenses for some of the technology used in our solutions from third-party vendors, and intend to continue licensing technologies from third parties. These technologies might not continue to be available to us on commercially reasonable terms or at all.

Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, we might not be able to modify or adapt our own solutions.

If we fail to maintain and expand our business with our existing customers, or to effectively transition our customers to newer products, our business, financial condition and results of operations could be adversely affected.

Our business model depends on the success of our efforts to sell additional products and services to our existing customers, including the sale of our electronic health record products to legacy MHS’ practice management customer base. Additionally, certain of our clinical solutions business unit customers initially purchase one or a limited number of our products and services. These customers might choose not to expand their use of, or purchase, additional modules. Also, as we deploy new applications and features for our existing solutions or introduce new solutions and services, our current customers could choose not to purchase these new offerings. If we fail to generate additional business from our current customers, our revenue could grow at a slower rate or even decrease.

In addition, the transition of our existing customers to current versions of our products presents certain risks, including the risk of data loss or corruption, or delays in completion. If such events occur, our client relationships and reputation could be damaged, which could adversely affect our business and results of operations.

Potential subsidy of services similar to ours may reduce client demand.

Federal regulations have been changed to permit subsidies from additional sources subject to certain limitations, and HITECH provides federal support for certain electronic medical record initiatives. To the extent that we or our customers do not qualify or participate in such subsidy programs, demand for our services may be reduced, which may decrease our revenues.

We currently rely on Misys for the provision of certain corporate services, but going forward we will have to rely on our own resources and personnel to operate the business.

On August 20, 2010, we entered into a Transition Services Agreement with Misys (the “Transition Services Agreement”) pursuant to which each party will continue to provide to the other certain services and personnel to support the other’s business. The services that Misys agreed to provide to us under the Transition Services Agreement include research and development services, customer support services and information systems services, while we agreed to provide Misys with financial services and tax services. Beginning approximately six months after the date of the Transition Services Agreement, certain services formerly provided by Misys will need to be continued by either our existing or new employees, which may require us to devote time and resources to identifying, hiring and integrating individuals to perform the services formerly provided by Misys pursuant to the Transition Services Agreement. If Misys fails to provide these services as required under the Transition Services Agreement, or if the Transition Services Agreement were terminated for any reason, or if we fail to obtain replacement services, we might incur significant costs to obtain replacement services.

HITECH is resulting in new business imperatives, and failure to provide our clients with health information technology systems that are “certified” under HITECH could result in breach of some client obligations and put us at a competitive disadvantage.

HITECH provides financial incentives for hospitals and doctors that are “meaningful electronic health record users,” and mandates use of health information technology systems that are “certified” according to technical standards developed under the supervision of the Secretary of the Department of Health and Human Services. HITECH also imposes certain requirements upon governmental agencies to use, and requires health care providers, health plans, and insurers contracting with such agencies to use, systems that are certified according to such standards. HITECH can adversely affect our business in at least three ways. First, we have invested and continue to invest in conforming our applicable clinical software to these standards and further significant investment will be required as certification standards evolve. Second, recently signed customers and new client prospects are requiring us to agree that our software will be certified according to applicable HITECH technical standards so that, assuming clients properly use the electronic health record software and satisfy the “meaningful use” and other requirements of HITECH, they will qualify for available incentive payments. We plan to meet these requirements as part of our normal software maintenance obligations, and failure to comply could result in costly contract breach and jeopardize our relationships with clients who are relying upon us to provide certified software. Third, if for some reason we are not able to comply with these HITECH standards in a timely fashion after their issuance, our offerings will be at a severe competitive disadvantage in the market to the offerings of other electronic health record vendors who have complied.

Changes in interoperability standards applicable to our software could require us to incur substantial additional development costs.

Our clients are concerned with and often require that our software solutions and healthcare devices be interoperable with other third party HIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to our solutions, and if our software solutions and/or healthcare devices are not consistent with those standards, we could be forced to incur substantial additional development costs. The CCHIT has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HIT industry. CCHIT, however, continues to modify and refine those standards. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements. These standards and specifications, once finalized, will be subject to interpretation by the entities designated to certify such technology. We will incur increased development costs in delivering solutions if we need to upgrade our software and healthcare devices to be in compliance with these varying and evolving standards, and delays may result in connection therewith. If our software solutions and healthcare devices are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions and healthcare devices, although we do not expect such costs to be significant in relation to the overall development costs for our solutions.

Risks Related to Our Industry

We are subject to a number of existing laws, regulations and industry initiatives, non-compliance with certain of which could materially adversely affect our operations or otherwise adversely affect our business, financial condition and results of operations, and we are susceptible to a changing regulatory environment.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state and local governmental entities. The impact of this regulation on us is direct, to the extent we are ourselves subject to these laws and regulations, and is also indirect in that, in a number of situations, even though we may not be directly regulated by specific healthcare laws and regulations, our products must be capable of being used by our customers in a manner that complies with those laws and regulations. Inability of our customers to do so could affect the marketability of our products or our compliance with our customer contracts, or even expose us to direct liability on a theory that we had assisted our customers in a violation of healthcare laws or regulations. Because our business relationships with physicians are unique, and the healthcare technology industry as a whole is relatively young, the application of many state and federal regulations to our business operations and to our customers is uncertain. Indeed, there are federal and state fraud and abuse laws, including anti-kickback laws and limitations on physician referrals, and laws related to distribution and marketing, including off-label promotion of prescription drugs that may be directly or indirectly applicable to our operations and relationships or the business practices of our customers. It is possible that a review of our business practices or those of our customers by courts or regulatory authorities could result in a determination that could adversely affect us. In addition, the healthcare regulatory environment may change in a way that restricts our existing operations or our growth. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, which could have an adverse effect on our business, financial condition and results of operations. We cannot predict the effect of possible future legislation and regulation.

Specific risks include, but are not limited to, risks relating to:

•

Patient Information. As part of the operation of our business, our customers provide to us patient-identifiable medical information related to the prescription drugs that they prescribe and other aspects of patient treatment. Government and industry legislation and rulemaking, especially HIPAA, HITECH and standards and requirements published by industry groups such as the Joint Commission on Accreditation of Healthcare Organizations, require the use of standard transactions, standard identifiers, security and other standards and requirements for the transmission of certain electronic health information. National standards and procedures under HIPAA include the “Standards for Electronic Transactions and Code Sets” (the Transaction Standards); the “Security Standards” (the Security Standards); and the “Standards for Privacy of Individually Identifiable Health Information” (the Privacy Standards). The Transaction Standards require the use of specified data coding, formatting and content in all specified “Health Care Transactions” conducted electronically. The Security Standards require the adoption of specified types of security for certain patient identifiable health information (called Protected Health Information). The Privacy Standards grant a number of rights to individuals as to their Protected Health Information and restrict the use and disclosure of Protected Health Information by Covered Entities, defined as “health plans,” “health care providers, “and “health care clearinghouses.” We have reviewed our activities and believe that we are a Covered Entity to the extent that we maintain a “group health plan” for the benefit of our employees. We have taken steps we believe to be appropriate and required to bring our group health plan into compliance with HIPAA and HITECH. For our operating functions, we believe that we are a hybrid entity, with both covered and non-covered functions under HIPAA. The Payerpath portion of our business qualifies as a health care clearinghouse when it files electronic health care claims on behalf of health care providers that are subject to HIPAA and HITECH and we have instituted policies and procedures to comply with HIPAA and HITECH in that role. With respect to our other business functions, we do not believe we are a Covered Entity as a health care provider or as a health care clearinghouse; however, the definition of a health care clearinghouse is broad and we cannot offer any assurance that we could not be considered a health care clearinghouse under HIPAA or that, if we are determined to be a healthcare clearinghouse, the consequences would not be adverse to our business, financial condition and results of operations. In addition, certain provisions of the Privacy and Security Standards apply to third parties that create, access, or receive Protected Health Information in order to perform a function or activity on behalf of a Covered Entity. Such third parties are called “Business Associates.” Covered Entities must have a written “Business Associate Agreement” with such third parties, containing specified written satisfactory assurances, consistent with the Privacy and Security Standards and HITECH and its implementing regulations, that the third party will safeguard Protected Health Information that it creates or accesses and will fulfill other material obligations. Most of our customers are Covered Entities, and we function in many of our relationships as a Business Associate of those customers. We would face liability under our Business Associate Agreements and HIPAA and HITECH if we do not comply with our Business Associate obligations and applicable provisions of the Privacy and Security Standards and HITECH and its implementing regulations. The penalties for a violation of HIPAA or HITECH are significant and could have an adverse impact upon our business, financial condition and results of operations, if such penalties ever were imposed. Additionally, Covered Entities that are providers are required to adopt a unique standard National Provider Identifier, or NPI, for use in filing and processing health care claims and other transactions. Subject to the discussion set forth above, we believe that the principal effects of HIPAA are, first, to require that our systems be capable of being operated by us and our customers in a manner that is compliant with the various HIPAA standards and, second, to require us to enter into and comply with Business Associate Agreements with our Covered Entity customers. For most Covered Entities, the deadlines for compliance with the Privacy Standards and the Transaction Standards occurred in 2003. Covered Entities, with the exception of small health plans (as that term is defined by the Privacy Standards), were required to be in compliance with the Security Standards by April 20, 2005 and to use NPIs in standard transactions no later than the compliance dates, which was May 23, 2007, for all but small health plans, and May 23, 2008 for small health plans. We have policies and procedures that we believe comply with federal and state confidentiality requirements for the handling of Protected Health Information that we receive and with our obligations under Business Associate Agreements. In particular, we believe that our systems and products are capable of being used by or for our customers in compliance with the Transaction Standards and Security Standards and are capable of being used by or for our customers in compliance with the NPI requirements. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent the unauthorized disclosure of Protected Health Information, we could be subject to civil and/or criminal liability, fines and lawsuits, termination of our customer contracts or our operations could be shut down. Moreover, because all HIPAA Standards and HITECH implementing regulations and guidance are subject to change or interpretation, we cannot predict the full future impact of HIPAA or HITECH on our business and operations. In the event that the HIPAA or HITECH standards and compliance requirements change or are interpreted in a way that requires any material change to the way in which we do business, our business, financial condition and results of operations could be adversely affected. Additionally, certain state laws are not preempted by HIPAA and HITECH and may impose independent obligations upon our customers or us. Additional legislation governing the acquisition, storage and transmission or other dissemination of health record information and other personal information, including social security numbers, has been proposed at the state level. There can be no assurance that changes to state or federal laws will not materially restrict the ability of providers to submit information from patient records using our products and services.

•

Electronic Prescribing. The use of our software by physicians to perform a variety of functions, including electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing, is governed by state and federal law, including fraud and abuse laws. States have differing prescription format requirements, which we have programmed into our software. Many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. While federal law and the laws of many states permit the electronic transmission of certain prescription orders, the laws of several states neither specifically permit nor specifically prohibit the practice. Restrictions exist, however, on the use of e-prescribing for controlled substances and certain other drugs. Given the rapid growth of electronic transactions in healthcare, and particularly the growth of the Internet, we expect the remaining states to directly address these areas with regulation in the near future. In addition, on November 7, 2005, the Department of Health and Human Services published its final “E-Prescribing and the Prescription Drug Program” regulations (E-Prescribing Regulations). These regulations are required by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA Standard discussed above, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA’s Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA’s Prescription Drug Benefit. Other rules governing e-prescribing apply to other areas of Medicare and to Medicaid. The Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, authorized a new and separate incentive program for individual eligible professionals who are successful electronic prescribers as defined by MIPPA. This new incentive is separate from and is in addition to the quality reporting incentive program authorized by Division B of the Tax Relief and Health Care Act of 2006—Medicare Improvements and Extension Act of 2006 and known as the Physician Quality Reporting Initiative, or PQRI. Eligible professionals do not need to participate in PQRI to participate in the E-Prescribing Incentive Program. For the 2009 e-prescribing reporting year, to be a successful e-prescriber and to receive an incentive payment, an individual eligible professional must report one e-prescribing measure in at least 50% of the cases in which the measure is reportable by the eligible professional during 2009. There is no sign-up or pre- registration to participate in the E-Prescribing Incentive Program. However, there are certain limitations for participation. To the extent that these new initiatives and regulations foster the accelerated adoption of e-prescribing, our business could benefit. But, as we note below, there is no assurance that these government-sponsored efforts will succeed in spurring greater adoption of e-prescribing. Moreover, regulations in this area impose certain requirements which can be burdensome and they are evolving and subject to change at any moment, meaning that any potential benefits may be reversed by a newly-promulgated regulation that adversely affects our business model. Aspects of our clinical products are affected by such regulation because of the need of our customers to comply, as discussed above. Compliance with these regulations could be burdensome, time-consuming and expensive. We also could become subject to future legislation and regulations concerning the development and marketing of healthcare software systems. For example, regulatory authorities such as the U.S. Department of Health and Human Services’ Center for Medicare and Medicaid Services may impose functionality standards with regard to electronic prescribing and electronic health record technologies. These could increase the cost and time necessary to market new services and could affect us in other respects not presently foreseeable.

•

Electronic Health Records. A number of important federal and state laws govern the use and content of electronic health record systems, including fraud and abuse laws that may affect the donation of such technology. As a company that provides electronic health record systems to a variety of providers of healthcare, our systems and services must be designed in a manner that facilitates our customers’ compliance with these laws. Because this is a topic of increasing state and federal regulation, we must continue to monitor legislative and regulatory developments that might affect our business practices as they relate to electronic health record systems. We cannot predict the content or effect of possible future regulation on our business practices. Also, as described above under “Risks Related to Our Business,” our Allscripts Enterprise EHR, Allscripts Professional EHR and Allscripts MyWay electronic health record are each certified by CCHIT as meeting CCHIT’s certification standards for functionality, interoperability and security. Our failure to maintain CCHIT certification or otherwise meet industry standards would adversely impact our business.

•

Claims Transmission. Our system electronically transmits claims for prescription medications dispensed by physicians to patients’ payers for immediate approval and reimbursement. Federal law provides that it is both a civil and a criminal violation for any person to submit, or cause to be submitted, a claim to any payer, including, without limitation, Medicare, Medicaid and all private health plans and managed care plans, seeking payment for any services or products that overbills or bills for items that have not been provided to the patient. We have in place policies and procedures that we believe assure that all claims that are transmitted by our system are accurate and complete, provided that the information given to us by our customers is also accurate and complete. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent inaccurate claims from being submitted, we could be subject to liability. As discussed above, the HIPAA Transaction Standards and the HIPAA Security Standards also affect our claims transmission services, since those services must be structured and provided in a way that supports our customers’ HIPAA compliance obligations. Furthermore, to the extent that there is some type of security breach, it could have a material adverse effect on our business.

•

Medical Devices. Certain computer software products are regulated as medical devices under the Federal Food, Drug, and Cosmetic Act. Certain software that we produce is currently subject to such regulation, and it is possible that our other software may become subject to such regulation. The U.S. Food and Drug Administration, or FDA, has issued a draft policy for the regulation of computer software products as medical devices, and we expect that the FDA is likely to become increasingly active in regulating computer software intended for use in healthcare settings regardless of whether the draft policy is ever revised or finalized.

To the extent that computer software is a medical device under the Federal Food, Drug and Cosmetic Act, we, as a manufacturer of such products, could be required, depending on the product, to register and list our products with the FDA; notify the FDA and demonstrate substantial equivalence to other products on the market before marketing such products; or obtain FDA approval by demonstrating safety and effectiveness before marketing a product. Depending on the intended use of a device, the FDA could require us to produce extensive data from clinical studies to demonstrate safety or effectiveness or substantial equivalence. If the FDA requires this data, we could be required to obtain approval of an investigational device exemption before undertaking clinical trials. Clinical trials can take extended periods of time to complete. We cannot provide assurances that the FDA will approve or clear a device after the completion of such trials. In addition, these products would be subject to the Federal Food, Drug and Cosmetic Act’s general controls, including those relating to good manufacturing practices and adverse experience reporting and product recalls. The FDA can impose extensive requirements governing pre- and post-market conditions like approval, labeling and manufacturing. In addition, the FDA can impose extensive requirements governing product design controls and quality assurance processes. Compliance with the foregoing obligations can be costly and time-consuming, and failure to comply with regulations could lead to criminal and civil fines and penalties, injunctions, delays in software development, product seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the United States. Failure to adhere to requirements for marketing and promoting our software that is, or may become subject to, regulation also could result in FDA enforcement actions, including warning letters, fines, delays or suspensions of regulatory clearances, product seizures or recalls, injunctions, advisories or other field actions, and/or operating restrictions.

•

Red Flag Rules. As of November 1, 2009, medical practices that act as “creditors” to their patients were required to comply with new Federal Trade Commission, or FTC, rules promulgated under the Fair and Accurate Credit Transactions Act of 2003 that are aimed at reducing the risk of identity theft. These rules require creditors to adopt policies and procedures that identify patterns, practices, or activities that indicate possible identity theft (called “red flags”); detect those red flags; and respond appropriately to those red flags to prevent or mitigate any theft. The rules also require creditors to update their policies and procedures on a regular basis. Because most practices treat their patients without receiving full payment at the time of service, our clients are generally considered “creditors” for purposes of these rules and are required to comply with them. Although we are not directly subject to these rules—since we do not extend credit to customers—we do handle patient data that, if improperly disclosed, could be used in identity theft. On May 28, 2010, the FTC announced that it would delay enforcement of the Red Flag Rule until January 1, 2011.

Additionally, recently enacted public laws reforming the U.S. healthcare system may have an impact on our business. The Patient Protection and Affordable Care Act (H.R. 3590; Public Law 111-148), or PPACA, and The Health Care and Education Reconciliation Act of 2010 (H.R. 4872), or the Reconciliation Act, which amends the PPACA, which we collectively refer to as the Health Reform Laws, were signed into law in March 2010. The Health Reform Laws contain various provisions which may impact us and our customers. Some of these provisions may have a positive impact, by expanding the use of electronic health records in certain federal programs, for example, while others, such as reductions in reimbursement for certain types of providers, may have a negative impact due to fewer available resources. Increases in fraud and abuse penalties may also adversely affect participants in the health care sector, including us.

Increased government involvement in healthcare could adversely affect our business.

U.S. healthcare system reform at both the federal and state level, could increase government involvement in healthcare, lower reimbursement rates and otherwise change the business environment of our customers and the other entities with which we have a business relationship. We cannot predict whether or when future healthcare reform initiatives at the federal or state level or other initiatives affecting our business will be proposed, enacted or implemented or what impact those initiatives may have on our business, financial condition or results of operations. Our customers and the other entities with which we have a business relationship could react to these initiatives and the uncertainty surrounding these proposals by curtailing or deferring investments, including those for our products and services. Additionally, the government has signaled increased enforcement activity targeting healthcare fraud and abuse, which could adversely impact our business, either directly or indirectly. To the extent that our customers, most of whom are providers, may be affected by this increased enforcement environment, our business could correspondingly be affected. Additionally, government regulation could alter the clinical workflow of physicians, hospitals and other healthcare participants, thereby limiting the utility of our products and services to existing and potential customers and curtailing broad acceptance of our products and services. Further examples of government involvement could include requiring the standardization of technology relating to electronic health records, providing customers with incentives to adopt electronic health record solutions or developing a low-cost government sponsored electronic health record solution, such as VistA-Office electronic health record. Additionally, certain safe harbors to the federal Anti-Kickback Statute and corresponding exceptions to the federal Stark law may alter the competitive landscape. These safe harbors and exceptions are intended to accelerate the adoption of electronic prescription systems and electronic health records systems, and therefore provide new and attractive opportunities for us to work with hospitals and other donors who wish to provide our solutions to physicians. At the same time, such safe harbors and exceptions may result in increased competition from providers of acute electronic health record solutions, whose hospital customers may seek to donate their existing acute electronic health record solutions to physicians for use in ambulatory settings.

If the electronic healthcare information market fails to develop as quickly as expected, our business, financial condition and results of operations will be adversely affected.

The electronic healthcare information market is in the early stages of development and is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the solutions we offer. We expect that additional companies will continue to enter this market, especially in response to recent government subsidies. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for our products and services are new and evolving, we are not able to predict the size and growth rate of the markets with any certainty. We cannot assure you that markets for our products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, our business, financial condition and results of operations will be adversely affected.

Consolidation in the healthcare industry could adversely affect our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for our products. If we were forced to reduce our prices, our business would become less profitable unless we were able to achieve corresponding reductions in our expenses.

Risks Related to Our Common Stock

Future sales of our common stock in the public market could adversely affect the trading price of our common stock that we may issue and our ability to raise funds in new securities offerings.

Future sales of substantial amounts of our common stock in the public market (including this offering), or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. As of November 10, 2010, we had approximately:

•	187,103,261 million shares of common stock outstanding;

•	8,787,187 million shares of common stock reserved and available for issuance pursuant to outstanding stock options (at a weighted average exercise price of $ 9.13 per share); and

•	2,690,842 million shares of common stock reserved and available for issuance to settle outstanding restricted stock units.

In connection with our acquisition strategy, we may issue shares of our common stock as consideration in other acquisition transactions. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our Board of Directors is authorized to issue up to 1 million shares of preferred stock without any action on the part of our stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights (except that shares of preferred stock may not have more than one vote per share), dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock that is convertible into our common stock at greater than a one-to-one ratio, the voting and other rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our Board of Directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to the holders of our common stock.

Other provisions of our charter documents and Delaware law may delay or inhibit potential acquisition bids that stockholders may believe are desirable, and the market price of our common stock may be lower as a result.

Our charter documents include an election to be governed by Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL, which prohibits us from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. These provisions will make it more difficult for stockholders or potential acquirers to acquire us without negotiation and may apply even if some of our stockholders consider the proposed transaction beneficial to them. These provisions could also limit the price that investors are willing to pay in the future for shares of our common stock.

Our charter documents also contain provisions that may delay or inhibit potential acquisition bids, including provisions that:

•	our stockholders are not allowed to act by written consent; and

•	our stockholders are not allowed to call a special meeting of stockholders.

Our goodwill, which increased significantly as a result of the 2008 Transactions and the Eclipsys Merger, could become impaired and adversely affect our net worth and the market value of our common stock.

Under the purchase method of accounting, our assets and liabilities were recorded, as of completion of the 2008 Transactions, at their respective fair values and added to those of Misys, which are carried at their book values. The purchase price for the 2008 Transactions was allocated to legacy Allscripts’ tangible assets and liabilities and identifiable intangible assets, based on their fair values as of the date of completion of the 2008 Transactions. The excess of $331 million of such price over those fair values has been recorded as goodwill.

Under the acquisition method of accounting, the purchase price paid in the Eclipsys Merger was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value of the assets acquired and liabilities assumed represent management’s best estimate of fair value. Goodwill was determined to equal $638 million based on the residual difference between the purchase price and the value assigned to tangible and intangible assets and liabilities, and is not deductible for tax purposes. Among the factors that contributed to a purchase price resulting in the recognition of goodwill were Eclipsys’ history of profitability and high operating margins, strong sales force and overall employee base, and position in the healthcare information technology market.

Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If the carrying value of goodwill exceeds its estimated fair value, impairment is deemed to have occurred and the carrying value of goodwill is written down to fair value. Under GAAP, this would result in a charge to our operating earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill could have a material impact on our operating results.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock.

Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal controls over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we can make no assurance that we will be able to conclude in the future that we have effective internal controls over financial reporting in accordance with Section 404. Additionally, if our independent registered public accounting firm is not satisfied with our internal controls over financial reporting or the level at which these controls are documented, designed, operated, tested or assessed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then it may issue an adverse opinion. If we fail to maintain a system of effective internal controls, it could have an adverse effect on our business and stock price and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

The market price of our common stock has been and may continue to be volatile.

The market price of our common stock is volatile and could fluctuate significantly in response to the factors described above and other factors, many of which are beyond our control, including:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new services or products by our competitors or us;

•	changes in financial estimates by securities analysts;

•	conditions and trends in the electronic healthcare information, Internet, e-commerce and pharmaceutical markets; and

•	general market conditions and other factors.

In addition, the stock markets, especially The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies and Internet-related companies in particular. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of our common stock. General economic, political and market conditions such as recessions and interest rate fluctuations may also have an adverse effect on the market price of our common stock. Volatility in the market price for our common stock may result in the filing of securities class action litigation.

Our quarterly operating results may vary.

Our quarterly operating results have varied in the past, and we expect that our quarterly operating results will continue to vary in future periods depending on a number of factors, some of which we have no control over, including customers’ budgetary constraints and internal acceptance procedures, seasonal variances in demand for our products and services, the sales, service and implementation cycles for our software products, potential downturns in the healthcare market and in economic conditions generally, and other factors described in this “Risk Factors” section.

We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If we have lower revenue than expected, we may not be able to reduce our spending in the short term in response. Any shortfall in revenue would have a direct impact on our results of operations. In addition, our product sales cycle for larger sales is lengthy and unpredictable, making it difficult to estimate our future bookings for any given period. If we do not achieve projected booking targets for a given period, securities analysts may change their recommendations on our common stock. For these and other reasons, we may not meet the earnings estimates of securities analysts or investors, and our stock price could suffer.

Our indebtedness will decrease business flexibility and increase borrowing costs.

As of September 30, 2010, approximately $530 million in borrowings and $2.4 million in letters of credit were outstanding under our credit agreement. The covenants in such indebtedness and the increased indebtedness and higher debt-to-equity ratio in comparison to our debt-to-equity ratio on a recent historical basis could have the effect, among other things, of:

•

requiring us to apply a substantial portion of our cash flow from operations to payments on our debt, reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to competitors that have less debt; and

•	limiting our ability to borrow additional funds on terms that are satisfactory or at all.

If we fail to comply with financial covenants under our credit facilities, our results of operation and financial condition could be adversely affected.

Our credit facilities contain certain financial covenants, including interest coverage and total leverage ratios. If we fail to comply with these covenants, an event of default may occur, resulting in, among other things, the requirement to immediately repay all outstanding amounts owed thereunder. Depending on borrowing levels in such an event, our liquid assets might not be sufficient to repay in full the debt outstanding under the credit facilities. Such an acceleration also would expose us to the risk of liquidation of collateral assets at unfavorable prices.

Coniston, Inc. may be liable for significant potential contingent tax liabilities arising out of the Misys Transactions and certain related transactions, or out of prior activities of Coniston, Inc. unrelated to those transactions.

Coniston, Inc., a Delaware corporation acquired by us in exchange for approximately 61.3 million shares of our common stock issued to subsidiaries of Misys (which transaction we refer to as the Exchange), might be subject to significant taxes, which we refer to as Transaction Taxes, arising out of the Exchange, certain share repurchases by us from subsidiaries of Misys and certain related restructuring transactions, which we refer to collectively as the Misys Transactions. In particular, the Exchange or other Misys Transactions might have resulted in the recognition of the built-in gain inherent in our shares of common stock held by Coniston, Inc., which is significant. At the time of the Exchange, Coniston, Inc. held approximately 61.3 million shares of our common stock. Pursuant to the Framework Agreement, Misys agreed to indemnify us against any Transaction Taxes imposed on Coniston, Inc. On November 3, 2010, Coniston, Inc. received a letter ruling from the Internal Revenue Service, which we refer to as the IRS, in response to a request submitted to the IRS by Misys on August 9, 2010. The letter ruling confirms, in effect, that the Misys Transactions will not result in the recognition of the built-in gain inherent in our shares of common stock held by Coniston, Inc., and addresses certain other tax issues related to the Misys Transactions.

The ability to rely on any letter ruling depends on the accuracy and completeness of the information submitted to the IRS, which was primarily determined by Misys as the party that requested the letter ruling from the IRS. If any factual statements or representations submitted to the IRS were incorrect or untrue in any material respect, the letter ruling could be invalidated. As a result, no assurances can be given that our ability to rely on the letter ruling could not be challenged, in which case we would be required to rely on Misys’ indemnification obligation and ability to satisfy such indemnification obligation. Additionally, while the letter ruling addresses the material tax issues related to the Misys Transactions, not all issues were addressed. Pursuant to the Framework Agreement, Misys has also agreed to indemnify us against any contingent tax liability of Coniston, Inc. other than Transaction Taxes, such as taxes imposed as a result of prior activities of Coniston, Inc., which we refer to as Historic Taxes, and Misys provided a bank guarantee in the amount of $45 million to support that indemnification obligation. The amount of the bank guarantee might be insufficient to fully cover Historic Taxes that might be imposed. Furthermore, although not expected, there could be circumstances in which the bank guarantee is reduced or terminated prior to the extinguishment of the resulting tax liabilities.

Misys also has agreed to indemnify us from taxes imposed on us as a result of the Exchange and from taxes imposed on us relating to certain withholding taxes, including any liability for failing to withhold certain taxes. Those indemnification obligations are not supported by a bank guarantee.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. See “Selling Stockholders” and “Underwriting.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010.

As of September 30, 2010
(in thousands)
Cash and cash equivalents and marketable securities	$121,845

Current portion of debt	$23,500
Long-term debt	506,500

Total debt	530,000
Preferred stock:
Undesignated, $0.01 par value, 1,000 shares authorized, no shares issued and outstanding	—
Common stock:
$0.01 par value, 349,000 shares authorized; 247,937 and 186,148 shares issued and outstanding at September 30, 2010, respectively	2,479
Treasury stock	(613)
Additional paid-in capital	1,449,946
Accumulated deficit	(83,763)
Accumulated other comprehensive income (loss)	434

Total stockholders’ equity	1,368,483

Total capitalization	$1,898,483

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on The NASDAQ Global Select Market under the symbol “MDRX”. The last reported sale of for our common stock on NASDAQ on November 11, 2010 was $18.21 per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on NASDAQ.

	High	Low
Fiscal year ended May 31, 2009
Second quarter (beginning October 11, 2008)	$8.32	$4.20
Third quarter	$10.20	$6.21
Fourth quarter	$13.52	$7.61
Fiscal year ended May 31, 2010
First quarter	$17.48	$12.69
Second quarter	$22.21	$14.32
Third quarter	$20.73	$16.38
Fourth quarter	$22.55	$17.51
Fiscal year ending December 31, 2010(1)
Period from June 1, 2010 through September 30, 2010(1)	$19.93	$15.65
Quarter ending December 31, 2010 (through November 11, 2010)(1)	$19.965	$17.87

(1)	On August 23, 2010, our Board of Directors approved a change in our fiscal year from May 31 to December 31. As a result of this change, we will have a transition period for the seven months ending December 31, 2010.

On October 17, 2008, we paid a special cash dividend of $5.23 per share in connection with our acquisition by Misys. Other than this special cash dividend, we have never declared nor paid cash dividends on our common stock and have no current intention to do so in the foreseeable future.

We review our dividend policy periodically and the declaration of any future dividends will be at the discretion of our board of directors and will depend upon our earnings, financial condition, current and anticipated cash needs, contractual restrictions, including the restrictive covenant contained in our senior secured credit facility, restrictions imposed by applicable law and other factors that our board of directors deems relevant.

Our senior secured credit facility generally prohibits our payment of cash dividends to stockholders other than (i) in an aggregate amount no greater than $25,000,000, if, after giving effect to such dividend payment, our total leverage ratio (as defined therein) has been less than or equal to 3.00 to 1.00 and our interest coverage ratio (as defined therein) has not been less than 4.50 to 1.0, and (ii) an unlimited amount if, after giving effect to such dividend payment, our total leverage ratio would have been less than 1.75 to 1.00 at the end of the immediately prior fiscal quarter, in each case so long as no default or event of default has occurred and is continuing.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary describes the terms of the capital stock of Allscripts and provisions of the Fourth Amended and Restated Certificate of Incorporation. This description is only a summary and is not meant to be complete. You should also refer to our Fourth Amended and Restated Certificate of Incorporation, a copy of which is attached as Exhibit 3.1 to our Current Report on Form 8-K, filed with the SEC on August 23, 2010 and incorporated herein by reference.

Authorized Capital Stock

Our authorized capital stock consists of 349,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the close of business on November 10, 2010, there were 187,103,261 shares of our common stock issued and outstanding and no shares of Allscripts preferred stock issued and outstanding.

Common Stock

Voting and Other Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Generally, matters to be decided by the stockholders are to be decided by the vote of holders of a majority of the shares of common stock present in person or by proxy at a meeting at which a quorum is present except for certain extraordinary corporate actions that, under Delaware law, require a majority of the outstanding shares entitled to vote thereon, such as approval of certain mergers, asset sales and dissolutions. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue at any time in the future.

Dividend Rights; Rights Upon Liquidation. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds. Upon a liquidation, dissolution or winding-up of the Company, holders of common stock will be entitled to share ratably in all assets remaining after payment of our debts and other liabilities.

Pre-emptive Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Allscripts Preferred Stock

Our board of directors is authorized, without further stockholder approval but subject to any limitations prescribed by law, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 1,000,000 shares of preferred stock, and to issue these shares of preferred stock in one or more series. Each class or series of preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as are determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights and redemption rights.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or other rights of the holders of common stock. The issuance of preferred stock could also delay, defer or prevent a change of control of the Company or otherwise negatively affect the market price of our common stock. We have no present plans to issue any shares of preferred stock.

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders’ beneficial ownership of our common stock as of November 10, 2010, the number of shares of common stock being offered hereby and the selling stockholders’ beneficial ownership of our common stock after completion of this offering. The percentages in the following table are based on the total number of shares of our common stock outstanding as of November 10, 2010.

	Shares Beneficially Owned prior to This Offering(1)		Shares Being Sold in This Offering	Shares Beneficially Owned after This Offering(3)
Name	Number	Percent		Number	Percent
Kapiti Limited(2)	19,005,621	10.2%	190,056	6,505,621	3.5%
ACT Sigmex Limited(2)	18,815,565	10.1%	12,309,944	6,505,621	3.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. As of November 10, 2010, Misys, the parent company of each of the selling stockholders, beneficially owned 19,005,621 shares of our common stock and is expected to beneficially own 6,505,621 shares of our common stock after completion of this offering.
(2)	As of the date of this prospectus supplement, Kapiti Limited owned 80,000,099 of the issued and outstanding shares of ACT Sigmex Limited, with one share held by Misys Nominees Ltd.
(3)	Assumes the selling stockholders dispose of all the shares of common stock covered by this prospectus and do not acquire beneficial ownership of any additional shares.

Each of the selling stockholders is a wholly owned subsidiary of Misys, our former majority stockholder. In August 2010, we undertook a series of transactions which reduced Misys’ beneficial ownership stake in us from approximately 54.5% to approximately 10.2% of our outstanding shares of common stock. We refer to such transactions as the Coniston Transactions. In connection with the Coniston Transactions, we entered into certain material agreements with Misys, as described below.

Amended and Restated Relationship Agreement

On August 20, 2010, we entered into an Amended and Restated Relationship Agreement with Misys (the “Amended and Restated Relationship Agreement”), which amended and restated the terms of our previous Relationship Agreement, which was originally entered into in connection with the 2008 Transactions. Under the Amended and Restated Relationship Agreement, Misys has a right to nominate two of our directors, which number will be permanently reduced to one director if Misys owns less than 15.5 million shares of our common stock. The Amended and Restated Relationship Agreement further provides that such right will be permanently eliminated if Misys owns less than 5.0% of the then outstanding shares of Allscripts common stock or takes certain actions specified in the standstill provision referred to in the paragraph below. Under the terms of the Amended and Restated Relationship Agreement, upon completion of this offering, Misys will no longer have a right to nominate any of our directors, and the current Misys-nominated directors are required to resign within three business days.

The Amended and Restated Relationship Agreement also contains a customary standstill provision, which restricts Misys’ ability to acquire our securities until August 2015. In addition, Misys is obligated, subject to certain restrictions on its ability to deploy, sell, license or market any electronic medical health record or physician practice management software, related applications or solutions until February 2012.

Bank Guarantees

Misys has obtained (i) a bank guarantee issued in favor of Allscripts on August 17, 2010 and delivered on August 20, 2010 by The Royal Bank of Scotland plc (“RBS”) in an amount of $168 million to support Misys’ obligation to indemnify us and our affiliates from, among other taxes, taxes imposed on Coniston, Inc., a Delaware corporation acquired by us in connection with the Coniston Transactions, as a result of the Coniston

Transactions and certain related restructuring transactions and (ii) a bank guarantee issued in favor of Allscripts on August 17, 2010 and delivered on August 20, 2010 by RBS in an amount of $45 million to support Misys’ obligation to indemnify and hold harmless Allscripts and its affiliates from taxes imposed on Coniston, Inc. for periods ending on and prior to the closing date of the Coniston Transactions.

In light of the letter ruling that our subsidiary Coniston, Inc. received from the IRS on November 3, 2010, we anticipate that the bank guarantee delivered by RBS on August 20, 2010 in an amount of $168 million to support Misys’ obligation to indemnify us from taxes imposed on Coniston, Inc., as a result of the Coniston Transactions and certain related restructuring transactions, will be released.

Transition Services Agreement

Pursuant to the Framework Agreement, on August 20, 2010, Allscripts and Misys entered into a Transition Services Agreement (the “Transition Services Agreement”) pursuant to which each party will continue to provide to the other certain services and personnel to support the other’s business, which services were previously provided under the Shared Services Agreement. The services that Misys agreed to provide Allscripts under the Transition Services Agreement include research and development services, customer support services and information systems services while Allscripts agreed to provide Misys financial services and tax services.

Registration Rights Agreement

On June 9, 2010, we entered into a registration rights agreement with Misys which provides that, for so long as Misys holds at least 5% of the then outstanding number of shares of our common stock, Misys has the right to require us on not more than three occasions to file a registration statement under the Securities Act of 1933, as amended, registering the sale of all or a portion of the shares of our common stock owned by Misys that are not otherwise freely tradable. The offering pursuant to this prospectus supplement is being conducted pursuant to such a request by Misys under the registration rights agreement. We have the right to defer the filing of such registration statement if doing so would impede any material transaction involving us, adversely affect any financing contemplated by us or require disclosure of any material non-public information that, if disclosed at such time, would be harmful to our interests or the interests of our stockholders. For a period of three years after the date of the Registration Rights Agreement, Misys may participate in any registration statement proposed to be filed by us, subject to restrictions if Misys’ participation would adversely affect our registration. Misys will be subject to a customary lock-up in connection with any equity offering by us unless the underwriters notify Misys that less than 80% of Misys’ shares requested to be included in the offering can actually be included in such offering, and Misys decides not to participate in the offering.

We agreed to pay all reasonable expenses incurred in connection with a demand or other registration, other than expenses of counsel for Misys, any underwriting discounts or commissions, and also agreed to indemnify Misys from losses incurred as a result of material misstatements or omissions in such registration statement.

For additional information regarding these relationships and certain additional material relationships we have with Misys, see the documents incorporated by reference herein, including the information set forth under the heading “Certain Relationships and Related Party Transactions” in our definitive proxy statement for our 2010 Annual Meeting of Stockholders.

In addition, in connection with the 2008 Transactions, we entered into the following agreement:

License Agreement

On October 10, 2008, Misys Open Source Solutions LLC, a subsidiary of Misys, licensed to Misys Healthcare on a nonexclusive, royalty-free, worldwide basis the proprietary components of the Misys Connect software owned by Misys’ open source division for use in healthcare information technology products and services (the “Proprietary License”). Under the terms of the Proprietary License, Misys Healthcare, Allscripts and Allscripts’ wholly-owned subsidiaries may license use of the proprietary Misys Connect software to their customers and are responsible for maintaining and supporting their customers use of the licensed Misys Connect software. The Proprietary License was entered into before Allscripts and Misys became related parties.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion is a summary of certain United States federal income and estate tax consequences relevant to non-U.S. holders (defined below) with respect to the purchase, ownership and disposition of our common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended, United States Treasury Regulations, rulings issued by the Internal Revenue Service, or IRS, and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the United States federal, state, local and non-U.S. tax consequences of an investment in our common stock. No assurance can be given that the IRS will not challenge any of the tax consequences described herein.

This discussion is limited to the tax consequences to those non-U.S. holders who hold our common stock as capital assets (generally, for investment purposes). This discussion does not purport to deal with non-U.S. holders in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to mark to market, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax, persons holding shares of our common stock as a hedge against currency risk or as a position in a “straddle” or conversion transaction or persons subject to the alternative minimum tax. This discussion does not address the tax consequences to a partnership (or other entity treated as a partnership for United States federal income tax purposes). Also, this discussion does not address all aspects of United States federal income and estate taxation that might be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of United States state, local, or non-U.S. taxes.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust that is a “United States person” for United States federal income tax purposes.

If a partnership (or another entity treated as a partnership for United States federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock is urged to consult its tax advisors.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Distributions and Dividends

Generally, distributions paid to a non-U.S. holder with respect to our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s tax basis in the common stock, up to the holder’s tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Sale, Exchange or Other Taxable Disposition.”

Dividends paid to a non-U.S. holder that are not connected with a U.S. trade or business carried on by the holder generally will be subject to a 30% U.S. withholding tax, unless a lower rate is specified by an applicable income tax treaty and the non-U.S. holder provides proper documentation certifying eligibility for treaty benefits (generally, on an IRS Form W-8BEN or applicable substitute form) and meets certain other requirements.

Non-U.S. holders that do not timely provide us with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

Dividends that are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if a treaty applies, are attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States) are not subject to the U.S. withholding tax described above, provided that the non-U.S. holder provides an IRS Form W-8ECI or applicable substitute form and otherwise complies with applicable certification requirements. Any such dividends instead will be subject to regular United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a “United States person” (as defined for United States federal income tax purposes). If dividends are effectively connected with a trade or business of a non-U.S. holder that is a corporation, the corporate non-U.S. holder may be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments.

Sale, Exchange or Other Taxable Disposition

A non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition of our common stock (other than a redemption which may be subject to a withholding tax or certification requirements under certain circumstances) unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time during the five-year period preceding the sale or other disposition.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point immediately above will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a “United States person” (as defined for United States federal income tax purposes). A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S holder described in the second bullet point immediately above will be subject to a flat 30% tax on the net gain derived from the sale, exchange or other disposition, which generally may be offset by certain U.S.-source losses of the non-U.S. holder.

Regarding the third bullet point immediately above, we believe that we have not been and are not currently a “United States real property holding corporation,” and we do not expect to become one in the future based on anticipated business operations. However, no assurances can be provided in this regard. In general, a “United States real property holding corporation” includes a corporation in which interests in U.S. real property constitute 50% or more, by value, of the sum of the corporation’s assets used in a trade or business, the corporation’s U.S. real property interests and the corporation’s interests in real property located outside the United States.

United States Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder (as specially determined for United States federal estate tax purposes) at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding on Non-U.S. Holders

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to the holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding (currently at a rate of 28% and scheduled to increase to 31% for 2011 and thereafter) generally will apply on payment of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN, or otherwise establishes an exemption. Payments of the proceeds from the sale by a non-U.S. holder of our common stock made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting requirements (but not backup withholding) generally will apply to a payment made outside the United States of the proceeds of a sale of our common stock through an office outside the United States of a broker (i) that is a U.S. person, (ii) 50% or more of the gross income of which for a specified three-year period is effectively connected with the conduct of a trade or business in the United States, (iii) that is a “controlled foreign corporation,” or (iv) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-U.S. holder or the holder or beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s United States federal income tax, which may entitle the holder to a refund, provided that the holder timely provides the required information to the IRS.

Recently Enacted Legislation

Beginning with payments made after December 31, 2012, recently enacted legislation will generally impose a 30% withholding tax on dividends paid with respect to our common stock and the gross proceeds from a disposition of shares of our common stock paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Internal Revenue Code of 1986, as amended) unless the foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements, and (ii) certain other non-U.S. entities unless the entity provides the payor with certain information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. Accordingly, the entity though which our common stock is held will affect the determination of whether such withholding is required. Under certain circumstances, a non-U.S. holder of shares of our common stock might be eligible for refunds or credits of the tax. You are encouraged to consult with your own tax advisors regarding the possible implications of this recently enacted legislation on your investment in shares of our common stock.

Each prospective non-U.S. holder of our common stock should consult their tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November     , 2010, the selling stockholders have agreed to sell to Barclays Capital Inc., acting as sole book-running manager, 12.5 million shares of common stock.

The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased.

The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $     per share. After the offering, the underwriter may change the public offering price and concession.

The following table summarizes the compensation that the selling stockholders will pay:

	Per Share	Total
Underwriting discounts and commissions paid by selling stockholders	$	$

We estimate that our out of pocket expenses for this offering will be approximately $        .

We have agreed that we will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock within the meaning of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) or (v) file with the Commission a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to take any such action, without, in each case, the prior written consent of Barclays Capital Inc. for a period of 45 days after the date of this prospectus supplement, except (A) issuances of restricted stock units and performance-based awards under our equity compensation plans and incentive retention plans; (B) issuances of our common stock pursuant to the vesting or exercise of equity awards, restricted stock units or performance based awards, including such awards issued as described in clause (A); and (C) the filing of any registration statement (x) on Form S-8 or any successor forms thereto, or (y) relating solely to any of our employee benefit plans.

The selling stockholders have agreed that they will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock within the meaning of Section 16 of the Exchange Act or (v) publicly disclose the intention to take any such action during the “lock-up” period (except as required by law and other than the disclosure by Misys of its intention, and seeking shareholder approval, to dispose of additional shares of our common stock following the “lock-up” period), without, in each case, the prior written consent of Barclays Capital Inc. for a period of 45 days after the date of this prospectus supplement.

We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The selling stockholders have agreed to indemnify the underwriter against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make with regard to certain information provided by the selling stockholders to us for inclusion in this prospectus supplement.

Our shares of common stock are listed on the NASDAQ Global Select Market under the symbol “MDRX”.

In connection with the offering, the underwriter may engage in stabilizing transactions, covering transactions and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market. If the underwriter sells more shares than could be covered by the offering, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, covering transactions and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Barclays Capital Inc. and its affiliates have from time to time performed, continue to perform and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates and for the selling stockholders in the ordinary course of business for which they have received and would receive customary compensation. In addition, certain affiliates of Barclays Capital Inc. are lenders under our senior secured revolving and term loan facilities for which they have received, and may continue to receive, cash compensation. An affiliate of Barclays Capital Inc. serves as a co-syndication agent of our senior secured credit facilities.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that it has not made and will not make an offer to the public of shares which are the subject of the offering (the “Shares”) in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved by the competent authority in another Relevant Member State and published and passported in accordance with the Prospectus Directive as implemented in that Relevant Member State, except that it may, make an offer to the public in that Relevant Member State of any Shares at any time following exemptions under the Prospectus Directive if they have been implemented in that Relevant Member State:

1.	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2.	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

3.	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Barclays Capital Inc. for any such offer; or

4.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer of resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. We, and the underwriter and its affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriter of such fact in writing may, with the consent of the underwriter, be permitted to purchase shares in the offering.

United Kingdom

The underwriter represents and agrees that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of FSMA does not apply; and

(ii)	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock being offered hereby will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Certain legal matters relating to the sale of common stock in this offering will be passed upon for the selling stockholders by Allen & Overy LLP, New York, New York and Allen & Overy LLP, London, United Kingdom. Certain legal matters relating to the sale of common stock in this offering will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher  & Flom LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the year ended May 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Eclipsys Corporation and management’s assessment of the effectiveness of internal control over financial reporting incorporated in the Current Report on Form 8-K dated June 9, 2010 have been so incorporated in reliance on the of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to file an amendment to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 to furnish Interactive Data Files as Exhibit 101 thereto in accordance with Regulation S-T. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus supplement or is incorporated by reference into this prospectus subsequent to the date of this prospectus as described below. We are incorporating by reference the following documents that we have filed with the SEC and our future filings with the SEC (other than information furnished under Item 2.02 or 7.01 in current reports on Form 8-K) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering of the securities is completed:

•	Annual Report on Form 10-K for the fiscal year ended May 31, 2010, filed with the SEC on July 27, 2010, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on August 11, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on November 9, 2010;

•

Those portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 24, 2010, as supplemented by the definitive additional materials filed with the SEC on September 24, 2010, that were incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended May 31, 2010, as amended;

•

Current Reports on Form 8-K filed with the SEC on June 9, 2010 (pursuant to Items 1.01, 2.02, 7.01, and 9.01), June 9, 2010 (pursuant to Items 8.01 and 9.01), June 14, 2010, July 27, 2010, August 2, 2010, August 10, 2010, August 13, 2010, August 16, 2010, August 17, 2010, August 23, 2010, August 24, 2010, September 22, 2010 and November 4, 2010, and the amendment to our Current Report on Form 8-K/A filed with the SEC on July 2, 2010; and

•	Registration statement on Form 8-A filed with the SEC on December 7, 2000.

This prospectus supplement is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. In addition, we post the periodic reports that we file with the SEC on our website at http://www.allscripts.com. You may also obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Attention: Investor Relations

Telephone: (312) 506-1200

PROSPECTUS

Allscripts-Misys Healthcare Solutions, Inc.

Debt Securities

Common Stock

Preferred Stock

Warrants

Share Purchase Contracts

Share Purchase Units

We may offer and sell, from time to time in one or more offerings, any combination of debt and equity securities that we describe in this prospectus in one or more series. In addition, certain other persons to be identified in a prospectus supplement may offer and sell our securities.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement contained in this prospectus is deemed modified or superseded by any inconsistent statement contained in an accompanying prospectus supplement. You should read this prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus, carefully before you invest.

Our common stock trades on the NASDAQ Global Market under the symbol “MDRX.” On June 8, 2010, the last reported sale price of our common stock on NASDAQ was $18.42.

We have not yet determined whether any of the debt securities or any of our preferred stock, warrants, share purchase contracts or units will be listed on any exchange or over-the-counter market. If we decide to seek listing of these securities, a prospectus supplement relating to such securities will identify the exchange or market.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

This prospectus may not be used to offer to sell any securities unless accompanied by a prospectus supplement.

We, or any selling securityholders, will sell these securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2010.

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, which we refer to as the “Securities Act.” Under the automatic shelf registration process, (i) we may, over time, offer any combination of the debt securities, common stock, preferred stock, warrants, share purchase contracts and share purchase units described in this prospectus in one or more offerings and (ii) the selling securityholders to be named in a prospectus supplement may offer, from time to time, an indeterminate number of our securities. In this prospectus we will refer to the debt securities, common stock, preferred stock, warrants, share purchase contracts and share purchase units collectively as the “securities.” As used in this prospectus, unless stated otherwise or the context requires otherwise, “Allscripts,” “the Company,” “we,” “us” and “our” refer to Allscripts-Misys Healthcare Solutions, Inc. and its subsidiaries. This prospectus provides you with a general description of the securities we or the selling securityholders may offer. Each time we, or the selling securityholders, as the case may be, offer securities, we or the selling securityholders will provide you with a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus and the applicable prospectus supplement, together with the documents incorporated and deemed to be incorporated by reference in this prospectus and the additional information described below under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should rely only on the information incorporated or deemed to be incorporated by reference or provided in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition and results of operations may have changed since that date. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

We make available free of charge most of our SEC filings through our Internet website (www.allscripts.com) as soon as reasonably practicable after we electronically file these materials with the SEC. You may access these SEC filings on our website. You may also find additional information about Allscripts and its subsidiaries on our website. The information on our web site is not a part of this prospectus. You may also request a copy of our SEC filings at no cost, by writing to or telephoning us at the following:

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Attention: Investor Relations

Telephone: (866) 358-6869

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information incorporated this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. SEC rules and regulations also allow us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have indicated as being “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus, regardless of when furnished to the SEC. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of the initial filing of the registration statement until we complete our sale of the securities to the public (other than information in such filings that was furnished, under applicable SEC rules, rather than filed):

•

annual report of Allscripts on Form 10-K for the fiscal year ended May 31, 2009, filed with the SEC on July 30, 2009 (other than the “Selected Financial Data”, which has been superseded by the “Selected Financial Data” attached as Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on June 9, 2010);

•	“Selected Financial Data” attached as Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on June 9, 2010);

•	proxy statement of Allscripts on Schedule 14A for the annual stockholders’ meeting held on October 8, 2009, filed with the SEC on August 27, 2009;

•	quarterly reports of Allscripts on Form 10-Q for the fiscal quarters ended August 31, 2009, November 30, 2009 and February 28, 2010;

•

current reports of Allscripts on Form 8-K filed with the SEC on June 2, 2009, August 11, 2009, December 4, 2009, June 9, 2010 and June 9, 2010, and amendments to current reports of Allscripts on Form 8-K/A filed with the SEC on August 11, 2009; and

•	registration statement of Allscripts on Form 8-A filed with the SEC on December 7, 2000.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements include all statements other than those made solely with respect to historical fact. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “should”, “seeks”, “future”, continue”, or the negative of such terms, or other comparable terminology. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our beliefs as well as assumptions made by and information currently available to us. Such forward-looking statements are subject to numerous risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.

Factors that could cause actual results to differ materially include, but are not limited to:

•	the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that our products will not achieve or sustain market acceptance;

•	the timing, cost and success or failure of new product and service introductions, development and product upgrade releases;

•	competition within the industries in which we operate;

•	competitive pressures including product offerings, pricing and promotional activities;

•	our ability to establish and maintain strategic relationships;

•	undetected errors or similar problems in our software products;

•	the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009;

•

compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of our software by the U.S. Food and Drug Administration;

•

failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and put us at a competitive disadvantage in the marketplace;

•	unexpected requirements to achieve interoperability certification pursuant to The Certification Commission for Healthcare Information Technology could result in increased development and other costs;

•	the possibility of product-related liabilities;

•	our ability to attract and retain qualified personnel;

•	maintaining our intellectual property rights and litigation involving intellectual property rights;

•	risks related to third-party suppliers and our ability to obtain, use or successfully integrate third-party licensed technology;

•	the outcome of any legal proceeding that has been or may be instituted against us;

•	breach of our security by third parties;

•	legislative, regulatory and economic developments; and

•	those factors discussed in “Risk Factors” in our periodic filings with the SEC.

Additional risks, uncertainties and other factors include those discussed under “Risk Factors” and in documents incorporated by reference in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents. We disclaim any intent or obligation to update any forward-looking statements contained herein.

THE COMPANY

Allscripts is a leading provider of clinical software, services, information and connectivity solutions that empower physicians and other healthcare providers to deliver best-in-class patient safety, clinical outcomes and financial results. Allscripts’ businesses provide innovative solutions that inform physicians with just right, just in time information, connect physicians to each other and to the entire community of care, and transform healthcare, improving both the quality and efficiency of care. Allscripts provides various clinical software applications, including Electronic Health Records (EHR), practice management, revenue cycled management, clearinghouse services, electronic prescribing, Emergency Department Information System (EDIS), hospital care management and discharge management solutions, document imaging solutions, and a variety of solutions for home care and other post-acute facilities. The Company’s principal executive office is located at 222 Merchandise Mart Plaza, Suite 2024, Chicago, IL 60654 and the telephone number is (866) 358-6869.

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended May 31, 2009, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks.

The risks and uncertainties we describe are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the securities and the loss of all or part of your investment.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, including capital expenditures, working capital, repayment or reduction of long-term and short-term debt and the financing of acquisitions. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purposes.

Unless otherwise set forth in a prospectus supplement, we will not receive any of the proceeds from the sale of securities by the selling securityholders.

RATIOS

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended May 31, 2009 and in our Quarterly Reports on Form 10-Q for the quarters ended August 31, 2009, November 30, 2009 and February 28, 2010, incorporated by reference into this prospectus.

	Nine Months Ended February 28,		Year Ended May 31,
	2010	2009	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	19.4	6.1	9.1	13.2	2.6	7.3	5.2

For these ratios, earnings consist of net income before provision for fixed charges. Fixed charges include interest expense, debt cost amortization and that portion of rental expense we deem to represent interest. Our earnings and fixed charges include the earnings and fixed charges of Allscripts and its subsidiaries considered as one enterprise.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the debt securities, common stock, preferred stock, warrants, share purchase contracts and share purchase units that we or one or more selling securityholders may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement and/or other offering materials.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. We may offer secured or unsecured debt securities which may be senior, subordinated or junior subordinated, and which may be convertible. The applicable prospectus supplement and/or other offering materials will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. To the extent the applicable prospectus supplement or other offering materials relating to an offering of debt securities are inconsistent with this prospectus, the terms of that prospectus supplement or other offering materials will supersede the information in this prospectus.

The debt securities will be issued under one or more indentures to be entered into between us and one or more trustees. References herein to the “indenture” and the “trustee” refer to the applicable indenture and the applicable trustee pursuant to which any particular series of debt securities is issued. The terms of any series of debt securities will be those specified in or pursuant to the applicable indenture and in the certificates evidencing that series of debt securities and those made part of the indenture by the Trust Indenture Act of 1939, as amended. We may issue senior, subordinated, junior subordinated, exchangeable and convertible debt securities under the same indenture.

The following summary of selected provisions of the indenture and the debt securities is not complete, and the summary of selected terms of a particular series of debt securities included in the applicable prospectus supplement also will not be complete. You should review the applicable form of indenture and the applicable form of certificate evidencing the debt securities, which forms will be filed as exhibits to the registration statement of which this prospectus is a part or as exhibits to documents which will be incorporated by reference in this prospectus. To obtain a copy of the indenture or the form of certificate for the debt securities, see “Where You Can Find More Information” in this prospectus. The following summary and the summary in the applicable prospectus supplement are qualified in their entirety by reference to all of the provisions of the indenture and the certificates evidencing the debt securities, which provisions, including defined terms, are incorporated by reference in this prospectus.

The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include the following:

•	the title and aggregate principal amount of the debt securities;

•	whether the debt securities will be senior, subordinated or junior subordinated;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities are convertible or exchangeable into other securities;

•	the percentage or percentages of principal amount at which such debt securities will be issued;

•	the interest rate(s) or the method for determining the interest rate(s);

•	the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	the person to whom any interest on the debt securities will be payable;

•	the places where payments on the debt securities will be payable;

•	the maturity date;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	whether such debt securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any applicable subordination provisions for any subordinated debt securities;

•	any restriction or condition on the transferability of the debt securities;

•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which we or the purchaser of the debt securities can select the payment currency;

•	the securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	the extent to which a secondary market for the securities is expected to develop;

•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture. In addition, we will describe in the applicable prospectus supplement, material U.S. federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. Unless we inform you otherwise in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

If specified in the applicable prospectus supplement, certain of our subsidiaries will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Global Securities

Unless we inform you otherwise in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon holders of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the capital stock of Allscripts is not meant to be complete and is qualified by reference to Allscripts’ certificate of incorporation, which is incorporated herein by reference, and to all applicable provisions of the Delaware General Corporation Law (the “DGCL”). See “Where You Can Find More Information.”

Authorized Capital Stock

Allscripts’ current authorized capital stock consists of 199,000,000 shares of common stock, $0.01 par value per share and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the close of business on June 7, 2010, there were 146,517,252 shares of Allscripts common stock issued and outstanding and no shares of Allscripts preferred stock issued and outstanding.

Allscripts Common Stock

Voting and Other Rights. Holders of Allscripts common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Generally, matters to be decided by the stockholders will be decided by the vote of holders of a majority of the shares of Allscripts common stock entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present except for certain extraordinary corporate actions that, under Delaware law, require a majority of the outstanding shares entitled to vote thereon, such as approval of certain mergers, asset sales and dissolutions. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Allscripts may designate and issue at any time in the future.

Dividend Rights; Rights Upon Liquidation. Holders of Allscripts common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds. Upon Allscripts’ liquidation, dissolution or winding-up, holders of Allscripts common stock are entitled to share ratably in all assets remaining after payment of Allscripts’ debts and other liabilities.

Pre-emptive Rights. Holders of Allscripts common stock currently have no pre-emptive, subscription or conversion rights, except for certain pre-emptive rights Allscripts granted to Misys plc (“Misys”) under the Relationship Agreement dated March 17, 2008 (as amended, the “Relationship Agreement”). The Relationship Agreement provides Misys with anti-dilution protection in the event of issuances of Allscripts common stock, subject to certain limited exceptions, such as grants under Allscripts’ benefit plans under 1.95 percent of the fully-diluted number of shares of Allscripts’ common stock.

Allscripts Preferred Stock

The Allscripts board of directors is authorized, without further stockholder approval but subject to any limitations prescribed by law, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 1,000,000 shares of preferred stock, and to issue these shares of preferred stock in one or more series. Each class or series of Allscripts preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as are determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights and redemption rights.

The Allscripts board of directors may authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or other rights of the holders of Allscripts common stock. The issuance of preferred stock could also delay, defer or prevent a change of control of Allscripts or otherwise negatively affect the market price of Allscripts common stock. Allscripts has no present plans to issue any shares of preferred stock.

Registration Rights Agreement

On June 9, 2010, Allscripts entered into a registration rights agreement with Misys which provides that, for so long as Misys holds at least 5% of the then outstanding number of shares of Allscripts common stock, Misys has the right to require Allscripts on not more than three occasions to file a registration statement under the Securities Act registering the sale of all or a portion of the shares of Allscripts common stock owned by Misys that are not otherwise freely tradable. Allscripts has the right to defer the filing of such registration statement if doing so would impede any material transaction involving Allscripts, adversely affect any financing contemplated by Allscripts or require disclosure of any material non-public information that, if disclosed at such time, would be harmful to the interests of Allscripts or its stockholders. For a period of three years after the date of the Registration Rights Agreement, Misys may participate in any registration statement proposed to be filed by Allscripts, subject to restrictions in the event that Misys’ participation would adversely affect Allscripts’ registration. Misys will be subject to a customary lock-up in connection with any equity offering by Allscripts unless the underwriters notify Misys that less than 80% of Misys’ shares requested to be included in the offering can actually be included in such offering, and Misys decides not to participate in the offering.

Allscripts agreed to pay all reasonable expenses incurred in connection with a demand or other registration, other than expenses of counsel for Misys, any underwriting discounts or commissions, and also agreed to indemnify Misys from losses incurred as a result of material misstatements or omissions in such registration statement.

Anti-Takeover Provisions

Allscripts’ Second Amended and Restated Certificate of Incorporation contains an election not to be governed by Section 203 of the DGCL.

Section 203 of the DGCL generally prohibits certain “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors of the corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder,

•

upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

•

after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by these provisions of the DGCL (and such amendment is duly approved by the stockholders entitled to vote thereon).

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, shares of common stock or shares of preferred stock. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•

the designation, number and terms of the debt securities, shares of common stock or shares of preferred stock purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as “Stock Purchase Contracts.” The price per share of common stock and number of shares of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units consisting of a Stock Purchase Contract and our debt securities or debt obligations of third parties, securing the holders’ obligations to purchase the shares of common stock under the Stock Purchase Contracts, which we refer to in this prospectus as “Stock Purchase Units.” The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Stock Purchase Contracts also may require us to make periodic payments to the holders of the Stock Purchase Units or vice-versa and such payments may be unsecured or prefunded on some basis.

The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the Stock Purchase Contracts, and, if applicable, collateral or depositary arrangements, relating to the Stock Purchase Contracts or Stock Purchase Units. Material United States federal income tax considerations applicable to the Stock Purchase Units and the Stock Purchase Contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We or the selling securityholders may sell the securities covered by this prospectus in any of the following ways (or in any combination):

•	through underwriters, dealers or remarketing firms;

•	directly to one or more purchasers, including to a limited number of institutional purchasers; or

•	through agents.

Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act. Any discounts or commissions received by an underwriter, dealer, remarketing firm or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act.

In addition, we or the selling securityholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close any related short positions. We or the selling securityholders may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities covered by this prospectus and the applicable prospectus supplement.

The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include, among other things:

•	the type of and terms of the securities offered;

•	the price of the securities;

•	the proceeds to us from the sale of the securities;

•	the names of the securities exchanges, if any, on which the securities are listed;

•	information regarding the selling securityholders, if any;

•	the names of any underwriters, dealers, remarketing firms or agents and the amount of securities underwritten or purchased by each of them;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions which may be allowed or reallowed or paid to dealers.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If the dealers acting as principals are used in the sale of any securities, such securities will be acquired by the dealers, as principals, and may be resold from time to time in one or more transactions at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transactions will be set forth in the applicable prospectus supplement with respect to the securities being offered.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms,” acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

The securities may be sold directly by us or the selling securityholders or through agents designated by us or the selling securityholders from time to time. In the case of securities sold directly by us or the selling securityholders, no underwriters or agents would be involved. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us or the selling securityholders to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We or the selling securityholders may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us or the selling securityholders at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement, all securities offered by this prospectus, other than our common stock that is listed on the Nasdaq, will be new issues with no established trading market. We may elect to list any of the securities on one or more exchanges, but unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

Any underwriter may engage in over-allotment, stabilizing, transactions, short, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the Nasdaq or otherwise.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, legal matters in connection with this offering of securities will be passed upon for us by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Allscripts-Misys Healthcare Solutions, Inc. Annual Report on Form 10-K for the year ended May 31, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of the internal control over financial reporting of the Misys Healthcare operations the registrant acquired during fiscal year 2009) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Eclipsys Corporation and management’s assessment of the effectiveness of internal control over financial reporting incorporated in the Current Report on Form 8-K dated June 9, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.